SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	6
Statement of Cash Flows (Indirect Method)	7
Statement of Changes in Equity
01/01/2024 to 03/31/2024	9
01/01/2023 to 03/31/2023	10
Value Added Statement	11
Consolidated Financial Statements
Statement of Financial Position – Assets	12
Statement of Financial Position – Liabilities	13
Income Statement	15
Statement of Comprehensive Income	16
Statement of Cash Flows (Indirect Method)	17
Statement of Changes in Equity
01/01/2024 to 03/31/2024	19
01/01/2023 to 03/31/2023	20
Value Added Statement	21
Comments on the Company’s Performance	22
Notes to the Quarterly Information	32
Comments on the Company’s Projections	95
Other Information Deemed as Relevant by the Company	96
Reports and Statements
Unqualified Report on Special Review	98
Executive Officers’ Statement on the Financial Statements	100
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	101

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	03/31/2024
Paid-up Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2024	12/31/2023
1	Total Assets	64,971,897	61,397,861
1.01	Current Assets	10,611,503	7,779,332
1.01.01	Cash and Cash Equivalents	2,019,256	838,338
1.01.02	Financial Investments	4,169,871	2,425,921
1.01.02.03	Financial Investments Valued at Amortized Cost	4,169,871	2,425,921
1.01.03	Accounts Receivable	3,851,513	3,842,235
1.01.03.01	Trade Receivables	3,584,889	3,580,962
1.01.03.02	Other Receivables	266,624	261,273
1.01.03.02.01	Related-Party Balances	266,624	261,273
1.01.04	Inventories	121,610	85,953
1.01.06	Recoverable Taxes	328,158	494,645
1.01.06.01	Current Recoverable Taxes	328,158	494,645
1.01.08	Other Current Assets	121,095	92,240
1.01.08.03	Other	121,095	92,240
1.01.08.03.01	Restricted Cash	45,694	54,944
1.01.08.03.20	Other Assets	75,401	37,296
1.02	Noncurrent Assets	54,360,394	53,618,529
1.02.01	Long-Term Assets	9,346,121	9,070,160
1.02.01.04	Accounts Receivable	345,801	272,436
1.02.01.04.01	Trade Receivables	345,801	272,436
1.02.01.07	Deferred Taxes	115,285	98,076
1.02.01.07.01	Deferred Income Tax and Social Contribution	115,285	98,076
1.02.01.09	Receivables from Related Parties	932,308	935,272
1.02.01.09.03	Receivables from Controlling Shareholders	932,308	935,272
1.02.01.10	Other Noncurrent Assets	7,952,727	7,764,376
1.02.01.10.04	Escrow Deposits	124,740	130,979
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	1,879	2,673
1.02.01.10.06	Contract Asset	7,582,365	7,393,096
1.02.01.10.20	Other Assets	243,743	237,628
1.02.02	Investments	217,195	208,541
1.02.02.01	Equity Interest	170,529	161,863
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	139,412	130,520
1.02.02.01.04	Other Investments	31,117	31,343
1.02.02.02	Investment Properties	46,666	46,678
1.02.03	Property, Plant and Equipment	484,312	474,559
1.02.04	Intangible Assets	44,312,766	43,865,269
1.02.04.01	Intangible Assets	44,312,766	43,865,269
1.02.04.01.01	Concession Agreements	1,109,187	1,143,877
1.02.04.01.02	Program Contracts	22,249,066	21,896,523
1.02.04.01.03	Service Contracts	20,239,064	20,193,585
1.02.04.01.04	Software License of Use	488,758	513,224
1.02.04.01.05	Right of Use	226,691	118,060

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2024	12/31/2023
2	Total Liabilities	64,971,897	61,397,861
2.01	Current Liabilities	8,580,531	8,331,681
2.01.01	Social and Labor Obligations	742,587	807,440
2.01.01.01	Social Obligations	34,469	65,413
2.01.01.02	Labor Obligations	708,118	742,027
2.01.02	Suppliers	491,038	456,064
2.01.02.01	Domestic Suppliers	491,038	456,064
2.01.03	Tax Obligations	617,923	511,468
2.01.03.01	Federal Tax Obligations	612,525	499,340
2.01.03.01.01	Income Tax and Social Contribution Payable	388,734	205,587
2.01.03.01.02	Pis-Pasep and Cofins Payable	136,927	141,576
2.01.03.01.03	INSS (Social Security Contribution) Payable	42,136	44,556
2.01.03.01.20	Other Federal Taxes	44,728	107,621
2.01.03.03	Municipal Tax Obligations	5,398	12,128
2.01.04	Borrowings and Financing	2,716,361	2,616,406
2.01.04.01	Borrowings and Financing	1,294,586	1,291,129
2.01.04.01.01	In Local Currency	1,048,287	1,041,428
2.01.04.01.02	In Foreign Currency	246,299	249,701
2.01.04.02	Debentures	1,215,311	1,206,894
2.01.04.03	Financing through Lease	206,464	118,383
2.01.05	Other Obligations	2,926,646	2,875,936
2.01.05.01	Payables to Related Parties	3,139	1,354
2.01.05.01.03	Payables to Controlling Shareholders	3,139	1,354
2.01.05.02	Other	2,923,507	2,874,582
2.01.05.02.01	Dividends and Interest on Capital Payable	837,391	837,391
2.01.05.02.04	Services Payable	836,294	749,226
2.01.05.02.05	Refundable Amounts	28,312	28,522
2.01.05.02.06	Program Contract Commitments	20,896	21,969
2.01.05.02.07	Public-Private Partnership - PPP	435,671	487,926
2.01.05.02.09	Indemnities	11,170	8,750
2.01.05.02.20	Other Obligations	753,773	740,798
2.01.06	Provisions	1,085,976	1,064,367
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	708,296	685,822
2.01.06.01.01	Tax Provisions	37,712	36,793
2.01.06.01.02	Pension Plan and Labor Provisions	538,889	540,427
2.01.06.01.04	Civil Provisions	131,695	108,602
2.01.06.02	Other Provisions	377,680	378,545
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	22,718	20,561
2.01.06.02.04	Provisions for Customers	158,667	160,883
2.01.06.02.05	Provisions for Suppliers	196,295	197,101
2.02	Noncurrent Liabilities	25,710,695	23,208,804
2.02.01	Borrowings and Financing	19,307,946	16,919,944
2.02.01.01	Borrowings and Financing	10,138,795	10,448,915
2.02.01.01.01	In Local Currency	7,754,002	7,952,725
2.02.01.01.02	In Foreign Currency	2,384,793	2,496,190

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2024	12/31/2023
2.02.01.02	Debentures	8,811,528	6,137,902
2.02.01.03	Financing through Lease	357,623	333,127
2.02.02	Other Obligations	5,625,524	5,526,795
2.02.02.02	Other	5,625,524	5,526,795
2.02.02.02.04	Pension Plan Obligations	2,131,230	2,142,871
2.02.02.02.05	Program Contract Commitments	12,139	12,047
2.02.02.02.06	Public-Private Partnership - PPP	2,787,032	2,798,688
2.02.02.02.07	Indemnities	35,885	14,460
2.02.02.02.08	Labor Obligations	58,636	67,755
2.02.02.02.09	Deferred Cofins/Pasep	169,265	164,097
2.02.02.02.20	Other Obligations	431,337	326,877
2.02.04	Provisions	777,225	762,065
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	236,379	235,430
2.02.04.01.01	Tax Provisions	57,926	46,754
2.02.04.01.02	Pension Plan and Labor Provisions	171,002	170,471
2.02.04.01.04	Civil Provisions	7,451	18,205
2.02.04.02	Other Provisions	540,846	526,635
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	488,006	472,124
2.02.04.02.04	Provisions for Customers	4,388	8,312
2.02.04.02.05	Provisions for Suppliers	48,452	46,199
2.03	Equity	30,680,671	29,857,376
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	14,711,014	14,711,014
2.03.04.01	Legal Reserve	1,864,604	1,864,604
2.03.04.08	Additional Dividend Proposed	93,047	93,047
2.03.04.10	Reserve for Investments	12,753,363	12,753,363
2.03.05	Retained Earnings/Accumulated Losses	823,295	0
2.03.06	Equity Valuation Adjustments	146,362	146,362

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
3.01	Revenue from Sales and/or Services	6,551,713	5,698,369
3.02	Cost of Sales and/or Services	-3,971,227	-3,653,723
3.02.01	Cost of Sales and/or Services	-2,664,855	-2,500,708
3.02.02	Construction Costs	-1,306,372	-1,153,015
3.03	Gross Profit	2,580,486	2,044,646
3.04	Operating Expenses/Income	-921,812	-652,173
3.04.01	Selling Expenses	-400,361	-388,462
3.04.01.01	Selling Expenses	-209,843	-225,657
3.04.01.02	Allowance for Doubtful Accounts	-190,518	-162,805
3.04.02	General and Administrative Expenses	-537,374	-284,679
3.04.04	Other Operating Income	10,291	20,352
3.04.04.01	Other Operating Income	11,361	23,045
3.04.04.02	Cofins and Pasep	-1,070	-2,693
3.04.05	Other Operating Expenses	-3,205	-5,718
3.04.06	Equity results of investments	8,837	6,334
3.05	Income before Financial Result and Taxes	1,658,674	1,392,473
3.06	Financial Result	-335,792	-259,528
3.06.01	Financial Revenue	249,973	219,119
3.06.01.01	Financial Revenue	261,587	230,108
3.06.01.02	Exchange Variation Gains	1	-201
3.06.01.03	Cofins and Pasep	-11,615	-10,788
3.06.02	Financial Expenses	-585,765	-478,647
3.06.02.01	Financial Expenses	-592,097	-562,471
3.06.02.02	Exchange Variation Losses	6,332	83,824
3.07	Profit before Taxes on Income	1,322,882	1,132,945
3.08	Income Tax and Social Contribution	-499,587	-385,733
3.08.01	Current	-516,796	-383,488
3.08.02	Deferred	17,209	-2,245
3.09	Net Income from Continuing Operations	823,295	747,212
3,11	Profit/Loss for the Period	823,295	747,212
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.20451	1.0932
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.20451	1.0932

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current 01/01/2024 to 03/31/2024	YTD Previous Year 01/01/2023 to 03/31/2023
4.01	Net Income for the Period	823,295	747,212
4.03	Comprehensive Income for the Period	823,295	747,212

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
6.01	Net Cash from Operating Activities	1,395,190	395,306
6.01.01	Cash from Operations	2,825,877	2,513,490
6.01.01.01	Profit before Income Tax and Social Contribution	1,322,882	1,132,945
6.01.01.02	Provision and Inflation Adjustments on Provisions	83,945	70,031
6.01.01.04	Finance Charges from Customers	-109,237	-95,653
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	918	3,515
6.01.01.06	Depreciation and Amortization	772,552	657,145
6.01.01.07	Interest on Borrowings and Financing Payable	344,775	316,805
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	47,701	-13,316
6.01.01.09	Interest and Inflation Adjustments on Liabilities	5,271	6,915
6.01.01.10	Interest and Inflation Adjustments on Assets	-60,490	-28,976
6.01.01.11	Allowance for Doubtful Accounts	190,518	162,805
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-107,796	-345
6.01.01.13	Equity results of investments	-8,837	-6,334
6.01.01.14	Interest and Inflation Adjustment - PPP	145,823	123,045
6.01.01.15	Other Adjustments	4,346	4,119
6.01.01.16	Transfer to the São Paulo Municipal Government	174,673	155,387
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-30,046	-26,519
6.01.01.18	Pension Plan Obligations	48,879	51,921
6.01.02	Changes in Assets and Liabilities	-631,688	-1,460,999
6.01.02.01	Trade Receivables	-152,421	-183,680
6.01.02.02	Related-Party Balances and Transactions	6,591	10,172
6.01.02.03	Inventories	-35,657	6,951
6.01.02.04	Taxes Recoverable	166,487	-23,531
6.01.02.05	Other Assets	-43,426	-33,323
6.01.02.06	Escrow Deposits	12,497	-742
6.01.02.08	Trade Payables and Contractors	-418,697	-414,033
6.01.02.09	Social and Labor Obligations	33,630	-2,630
6.01.02.10	Pension Plan Obligations	-60,520	-58,324
6.01.02.11	Taxes and Contributions Payable	-84,938	-225,360
6.01.02.12	Services Payable	-87,605	-274,097
6.01.02.13	Other Obligations	74,379	-232,389
6.01.02.14	Provisions	-47,176	-31,604
6.01.02.15	Deferred Cofins/Pasep	5,168	1,591
6.01.03	Other	-798,999	-657,185
6.01.03.01	Interest Paid	-473,596	-543,850
6.01.03.02	Income Tax and Social Contribution Paid	-325,403	-113,335
6.02	Net Cash from Investing Activities	-2,282,568	-583,553
6.02.01	Acquisition of Contract Asset and Intangible Assets	-571,059	-570,332
6.02.02	Acquisition of Property, Plant and Equipment	-15,911	-30,954
6.02.04	Restricted Cash	9,250	-10,827

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
6.02.07	Financial Investments	-1,704,848	28,560
6.03	Net Cash from Financing Activities	2,068,296	-842,788
6.03.01	Funding	2,939,695	121,611
6.03.02	Amortization	-660,026	-716,239
6.03.04	Public-Private Partnership - PPP	-209,734	-208,764
6.03.05	Program Contract Commitments	-1,639	-39,396
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,180,918	-1,031,035
6.05.01	Opening Balance of Cash and Cash Equivalents	838,338	1,867,485
6.05.02	Closing Balance of Cash and Cash Equivalents	2,019,256	836,450

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2024 to 03/31/2024

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376
5.02	Previous Year Adjustments	0	0	0	0	0	0
5.03	Adjusted Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376
5.04	Capital Transactions with Partners	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	823,295	0	823,295
5.05.01	Net Income for the Period	0	0	0	823,295	0	823,295
5.06	Internal Changes in Equity	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	14,711,014	823,295	146,362	30,680,671

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2023 to 03/31/2023

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.02	Previous Year Adjustments	0	0	0	0	0	0
5.03	Adjusted Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.04	Capital Transactions with Partners	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	747,212	0	747,212
5.05.01	Net Income for the Period	0	0	0	747,212	0	747,212
5.06	Internal Changes in Equity	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	12,155,890	747,212	177,643	28,080,745

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Value Added Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
7.01	Revenue	6,809,835	5,949,048
7.01.01	Goods, Products, and Services Sold	5,652,574	4,909,274
7.01.02	Other Revenue	11,361	23,045
7.01.03	Revenue from Construction of Own Assets	1,336,418	1,179,534
7.01.04	Allowance for/Reversal of Doubtful Accounts	-190,518	-162,805
7.02	Inputs Acquired from Third Parties	-2,973,305	-2,502,821
7.02.01	Costs of Goods, Products and Services Sold	-2,426,307	-2,151,327
7.02.02	Materials, Electricity, Outsourced Services, and Others	-543,793	-345,776
7.02.04	Other	-3,205	-5,718
7.03	Gross Value Added	3,836,530	3,446,227
7.04	Retentions	-772,552	-657,145
7.04.01	Depreciation, Amortization, and Depletion	-772,552	-657,145
7.05	Net Value Added Produced	3,063,978	2,789,082
7.06	Value Added Received in Transfer	270,425	236,241
7.06.01	Equity results of investments	8,837	6,334
7.06.02	Financial Revenue	261,588	229,907
7.07	Total Value Added to Distribute	3,334,403	3,025,323
7.08	Distribution of Value Added	3,334,403	3,025,323
7.08.01	Personnel	651,577	663,868
7.08.01.01	Direct Compensation	444,109	453,047
7.08.01.02	Benefits	147,012	172,881
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	60,456	37,940
7.08.02	Taxes, Fees, and Contributions	1,115,677	959,120
7.08.02.01	Federal	1,050,551	898,314
7.08.02.02	State	48,203	43,235
7.08.02.03	Municipal	16,923	17,571
7.08.03	Value Distributed to Providers of Capital	743,854	655,123
7.08.03.01	Interest	740,160	646,449
7.08.03.02	Rentals	3,694	8,674
7.08.04	Value Distributed to Shareholders	823,295	747,212
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	823,295	747,212

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter 03/31/2024	Previous Year 12/31/2023
1	Total Assets	65,045,746	61,470,957
1.01	Current Assets	10,619,695	7,783,450
1.01.01	Cash and Cash Equivalents	2,019,391	838,484
1.01.02	Financial Investments	4,172,591	2,426,752
1.01.02.01	Financial Investments Assessed at Fair Value through Profit or Loss	4,172,591	2,426,752
1.01.02.01.03	Financial Investments Valued at Amortized Cost	4,172,591	2,426,752
1.01.03	Accounts Receivable	3,857,094	3,845,567
1.01.03.01	Trade Receivables	3,590,432	3,584,287
1.01.03.02	Other Receivables	266,662	261,280
1.01.03.02.01	Related-Party Balances	266,662	261,280
1.01.04	Inventories	122,166	86,008
1.01.06	Recoverable Taxes	328,173	494,647
1.01.06.01	Current Recoverable Taxes	328,173	494,647
1.01.06.01.01	Current Recoverable Taxes	328,173	494,647
1.01.08	Other Current Assets	120,280	91,992
1.01.08.03	Other	120,280	91,992
1.01.08.03.01	Restricted Cash	45,694	54,944
1.01.08.03.02	Other Assets	74,586	37,048
1.02	Noncurrent Assets	54,426,051	53,687,507
1.02.01	Long-Term Assets	9,265,422	8,991,549
1.02.01.04	Accounts Receivable	345,801	272,436
1.02.01.04.01	Trade Receivables	345,801	272,436
1.02.01.07	Deferred Taxes	115,285	98,076
1.02.01.07.01	Deferred Income Tax and Social Contribution	115,285	98,076
1.02.01.09	Receivables from Related Parties	932,308	935,272
1.02.01.09.03	Receivables from Controlling Shareholders	932,308	935,272
1.02.01.10	Other Noncurrent Assets	7,872,028	7,685,765
1.02.01.10.04	Escrow Deposits	124,740	130,979
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	1,879	2,673
1.02.01.10.06	Contract Asset	7,582,725	7,393,096
1.02.01.10.20	Other Assets	162,684	159,017
1.02.02	Investments	217,195	208,541
1.02.02.01	Equity Interest	170,529	161,863
1.02.02.01.04	Equity Interest in Jointly-Owned Subsidiaries	139,412	130,520
1.02.02.01.05	Other Investments	31,117	31,343
1.02.02.02	Investment Properties	46,666	46,678
1.02.03	Property, Plant and Equipment	484,312	474,559
1.02.04	Intangible Assets	44,459,122	44,012,858
1.02.04.01	Intangible Assets	44,459,122	44,012,858
1.02.04.01.01	Concession Agreements	1,255,543	1,291,466
1.02.04.01.02	Program Contracts	22,249,066	21,896,523
1.02.04.01.03	Service Contracts	20,239,064	20,193,585
1.02.04.01.04	Software License of Use	488,758	513,224
1.02.04.01.05	Right of Use	226,691	118,060

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
Conta		03/31/2024	12/31/2023
2	Total Liabilities	65,045,746	61,470,957
2.01	Current Liabilities	8,657,501	8,407,842
2.01.01	Social and Labor Obligations	742,587	807,440
2.01.01.01	Social Obligations	34,469	65,413
2.01.01.02	Labor Obligations	708,118	742,027
2.01.02	Suppliers	490,494	456,215
2.01.02.01	Domestic Suppliers	490,494	456,215
2.01.03	Tax Obligations	619,028	511,972
2.01.03.01	Federal Tax Obligations	613,630	499,844
2.01.03.01.01	Income Tax and Social Contribution Payable	389,712	205,964
2.01.03.01.02	Pis-Pasep and Cofins Payable	137,048	141,703
2.01.03.01.03	INSS (Social Security Contribution) Payable	42,142	44,556
2.01.03.01.20	Other Federal Taxes	44,728	107,621
2.01.03.03	Municipal Tax Obligations	5,398	12,128
2.01.04	Borrowings and Financing	2,716,361	2,616,406
2.01.04.01	Borrowings and Financing	1,294,586	1,291,129
2.01.04.01.01	In Local Currency	1,048,287	1,041,428
2.01.04.01.02	In Foreign Currency	246,299	249,701
2.01.04.02	Debentures	1,215,311	1,206,894
2.01.04.03	Financing through Lease	206,464	118,383
2.01.05	Other Obligations	3,003,055	2,951,442
2.01.05.01	Payables to Related Parties	3,139	1,354
2.01.05.01.03	Payables to Controlling Shareholders	3,139	1,354
2.01.05.02	Other	2,999,916	2,950,088
2.01.05.02.01	Dividends and Interest on Capital Payable	837,391	837,391
2.01.05.02.04	Services Payable	838,703	750,732
2.01.05.02.05	Refundable Amounts	28,312	28,522
2.01.05.02.06	Program Contract Commitments	20,896	21,969
2.01.05.02.07	Public-Private Partnership - PPP	435,671	487,926
2.01.05.02.09	Indemnities	11,170	8,750
2.01.05.02.20	Other Obligations	827,773	814,798
2.01.06	Provisions	1,085,976	1,064,367
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	708,296	685,822
2.01.06.01.01	Tax Provisions	37,712	36,793
2.01.06.01.02	Pension Plan and Labor Provisions	538,889	540,427
2.01.06.01.04	Civil Provisions	131,695	108,602
2.01.06.02	Other Provisions	377,680	378,545
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	22,718	20,561
2.01.06.02.04	Provisions for Customers	158,667	160,883
2.01.06.02.05	Provisions for Suppliers	196,295	197,101
2.02	Noncurrent Liabilities	25,707,574	23,205,739
2.02.01	Borrowings and Financing	19,307,946	16,919,944
2.02.01.01	Borrowings and Financing	10,138,795	10,448,915
2.02.01.01.01	In Local Currency	7,754,002	7,952,725
2.02.01.01.02	In Foreign Currency	2,384,793	2,496,190

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
Conta		03/31/2024	12/31/2023
2.02.01.02	Debentures	8,811,528	6,137,902
2.02.01.03	Financing through Lease	357,623	333,127
2.02.02	Other Obligations	5,622,403	5,523,730
2.02.02.02	Other	5,622,403	5,523,730
2.02.02.02.04	Pension Plan Obligations	2,131,230	2,142,871
2.02.02.02.05	Program Contract Commitments	12,139	12,047
2.02.02.02.06	Public-Private Partnership - PPP	2,787,032	2,798,688
2.02.02.02.07	Indemnities	35,885	14,460
2.02.02.02.08	Labor Obligations	58,636	67,755
2.02.02.02.09	Deferred Cofins/Pasep	169,265	164,097
2.02.02.02.20	Other Obligations	428,216	323,812
2.02.04	Provisions	777,225	762,065
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	236,379	235,430
2.02.04.01.01	Tax Provisions	57,926	46,754
2.02.04.01.02	Pension Plan and Labor Provisions	171,002	170,471
2.02.04.01.04	Civil Provisions	7,451	18,205
2.02.04.02	Other Provisions	540,846	526,635
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	488,006	472,124
2.02.04.02.04	Provisions for Customers	4,388	8,312
2.02.04.02.05	Provisions for Suppliers	48,452	46,199
2.03	Consolidated Equity	30,680,671	29,857,376
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	14,711,014	14,711,014
2.03.04.01	Legal Reserve	1,864,604	1,864,604
2.03.04.08	Additional Dividend Proposed	93,047	93,047
2.03.04.10	Reserve for Investments	12,753,363	12,753,363
2.03.05	Retained Earnings/Accumulated Losses	823,295	0
2.03.06	Equity Valuation Adjustments	146,362	146,362

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
3.01	Revenue from Sales and/or Services	6,560,246	0
3.02	Cost of Sales and/or Services	-3,975,427	0
3.02.01	Cost of Sales and/or Services	-2,668,704	0
3.02.02	Construction Costs	-1,306,723	0
3.03	Gross Profit	2,584,819	0
3.04	Operating Expenses/Income	-922,764	0
3.04.01	Selling Expenses	-400,605	0
3.04.01.01	Selling Expenses	-210,087	0
3.04.01.02	Allowance for Doubtful Accounts	-190,518	0
3.04.02	General and Administrative Expenses	-538,138	0
3.04.04	Other Operating Income	10,291	0
3.04.04.01	Other Operating Income	11,361	0
3.04.04.02	Cofins and Pasep	-1,070	0
3.04.05	Other Operating Expenses	-3,205	0
3.04.06	Equity results of investments	8,893	0
3.05	Income before Financial Result and Taxes	1,662,055	0
3.06	Financial Result	-338,195	0
3.06.01	Financial Revenue	247,576	0
3.06.01.01	Financial Revenue	259,190	0
3.06.01.02	Exchange Variation Gains	1	0
3.06.01.03	Cofins and Pasep	-11,615	0
3.06.02	Financial Expenses	-585,771	0
3.06.02.01	Financial Expenses	-592,103	0
3.06.02.02	Exchange Variation Losses	6,332	0
3.07	Profit before Taxes on Income	1,323,860	0
3.08	Income Tax and Social Contribution	-500,565	0
3.08.01	Current	-517,774	0
3.08.02	Deferred	17,209	0
3.09	Net Income from Continuing Operations	823,295	0
3,11	Consolidated Profit/Loss for the Period	823,295	0
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.20451	0
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.20451	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current 01/01/2024 to 03/31/2024	YTD Previous Year 01/01/2023 to 03/31/2023
4.01	Consolidated Net Income for the Period	823,295	0
4.03	Consolidated Comprehensive Income for the Period	823.295	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
6.01	Net Cash from Operating Activities	1,397,420	0
6.01.01	Cash from Operations	2,828,023	0
6.01.01.01	Profit before Income Tax and Social Contribution	1,323,860	0
6.01.01.02	Provision and Inflation Adjustments on Provisions	83,945	0
6.01.01.04	Finance Charges from Customers	-109,237	0
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	918	0
6.01.01.06	Depreciation and Amortization	773,785	0
6.01.01.07	Interest on Borrowings and Financing Payable	344,775	0
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	47,701	0
6.01.01.09	Interest and Inflation Adjustments on Liabilities	5,271	0
6.01.01.10	Interest and Inflation Adjustments on Assets	-60,490	0
6.01.01.11	Allowance for Doubtful Accounts	190,518	0
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-107,796	0
6.01.01.13	Equity results of investments	-8,893	0
6.01.01.14	Interest and Inflation Adjustment - PPP	145,823	0
6.01.01.15	Other Adjustments	4,346	0
6.01.01.16	Transfer to the São Paulo Municipal Government	174,673	0
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-30,055	0
6.01.01.18	Pension Plan Obligations	48,879	0
6.01.02	Changes in Assets and Liabilities	-631,604	0
6.01.02.01	Trade Receivables	-154,632	0
6.01.02.02	Related-Party Balances and Transactions	6,553	0
6.01.02.03	Inventories	-36,158	0
6.01.02.04	Taxes Recoverable	166,474	0
6.01.02.05	Other Assets	-41,024	0
6.01.02.06	Escrow Deposits	12,497	0
6.01.02.08	Trade Payables and Contractors	-419,392	0
6.01.02.09	Social and Labor Obligations	33,630	0
6.01.02.10	Pension Plan Obligations	-60,520	0
6.01.02.11	Taxes and Contributions Payable	-85,314	0
6.01.02.12	Services Payable	-86,703	0
6.01.02.13	Other Obligations	74,993	0
6.01.02.14	Provisions	-47,176	0
6.01.02.15	Deferred Cofins/Pasep	5,168	0
6.01.03	Other	-798,999	0
6.01.03.01	Interest Paid	-473,596	0
6.01.03.02	Income Tax and Social Contribution Paid	-325,403	0
6.02	Net Cash from Investing Activities	-2,284,809	0
6.02.01	Acquisition of Contract Asset and Intangible Assets	-571,410	0
6.02.02	Acquisition of Property, Plant and Equipment	-15,911	0
6.02.04	Restricted Cash	9,250	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
6.02.07	Financial Investments	-1,706,738	0
6.03	Net Cash from Financing Activities	2,068,296	0
6.03.01	Funding	2,939,695	0
6.03.02	Amortization	-660,026	0
6.03.04	Public-Private Partnership - PPP	-209,734	0
6.03.05	Program Contract Commitments	-1,639	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,180,907	0
6.05.01	Opening Balance of Cash and Cash Equivalents	838,484	0
6.05.02	Closing Balance of Cash and Cash Equivalents	2,019,391	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2024 to 03/31/2024

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376	0	29,857,376
5.02	Previous Year Adjustments	0	0	0	0	0	0	0	0
5.03	Adjusted Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376	0	29,857,376
5.04	Capital Transactions with Partners	0	0	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	823,295	0	823,295	0	823,295
5.05.01	Net Income for the Period	0	0	0	823,295	0	823,295	0	823,295
5.06	Internal Changes in Equity	0	0	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	14,711,014	823,295	146,362	30,680,671	0	30,680,671

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2023 to 03/31/2023

(R$ thousand)

Justification: There were no consolidated data in the period.

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	0	0	0	0	0	0	0	0
5.02	Previous Year Adjustments	0	0	0	0	0	0	0	0
5.03	Adjusted Opening Balances	0	0	0	0	0	0	0	0
5.04	Capital Transactions with Partners	0	0	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	0	0	0	0	0
5.06	Internal Changes in Equity	0	0	0	0	0	0	0	0
5.07	Closing Balances	0	0	0	0	0	0	0	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Value Added Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 03/31/2024	01/01/2023 to 03/31/2023
7.01	Revenue	6,818,720	0
7.01.01	Goods, Products, and Services Sold	5,661,099	0
7.01.02	Other Revenue	11,361	0
7.01.03	Revenue from Construction of Own Assets	1,336,778	0
7.01.04	Allowance for/Reversal of Doubtful Accounts	-190,518	0
7.02	Inputs Acquired from Third Parties	-2,976,790	0
7.02.01	Costs of Goods, Products and Services Sold	-2,429,070	0
7.02.02	Materials, Electricity, Outsourced Services, and Others	-544,515	0
7.02.04	Other	-3,205	0
7.03	Gross Value Added	3,841,930	0
7.04	Retentions	-773,785	0
7.04.01	Depreciation, Amortization, and Depletion	-773,785	0
7.05	Net Value Added Produced	3,068,145	0
7.06	Value Added Received in Transfer	268,084	0
7.06.01	Equity results of investments	8,893	0
7.06.02	Financial Revenue	259,191	0
7.07	Total Value Added to Distribute	3,336,229	0
7.08	Distribution of Value Added	3,336,229	0
7.08.01	Personnel	652,053	0
7.08.01.01	Direct Compensation	444,585	0
7.08.01.02	Benefits	147,012	0
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	60,456	0
7.08.02	Taxes, Fees, and Contributions	1,117,022	0
7.08.02.01	Federal	1,051,853	0
7.08.02.02	State	48,230	0
7.08.02.03	Municipal	16,939	0
7.08.03	Value Distributed to Providers of Capital	743,859	0
7.08.03.01	Interest	740,165	0
7.08.03.02	Rentals	3,694	0
7.08.04	Value Distributed to Shareholders	823,295	0
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	823,295	0

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Highlights

Adjusted EBITDA totaled R$ 2,428.8 million in 1Q24, up by R$ 393.8 million (+19.4%) over the R$ 2,035.0 million reported in 1Q23. Consequently, the adjusted EBITDA margin reached 37.0% compared to 35.7% in 1Q23, and the adjusted EBITDA margin (excluding construction revenue) reached 46.5% compared to the 45.0% reported in 1Q23.

Excluding the effects of the agreement with AAPS (detailed below), adjusted EBITDA was R$ 2,591.2 million in 1Q24, with an adjusted EBITDA margin of 39.5%.

Net income came to R$ 823.3 million in 1Q24, up by R$ 76.1 million (+10.2%) over the R$ 747.2 million recorded in 1Q23.

Excluding the agreement with AAPS, net income totaled R$ 985.7 million in 1Q24.

Revenue from sanitation services

Increase of R$ 751.8 million (+15.3%), impacted by (i) a 9.6% tariff adjustment implemented since May 2023; and

(ii) a 5.3% increase in total billed volume.

			Var.
	1Q24	1Q23	R$	%
Revenue from sanitation services	5,661.1	4,909.3	751.8	15.3
Billed volume (million m³)	1,085.6	1,030.5	55.1	5.3
Average tariff	5.2	4.8	0.5	9.5

Impacts from the exchange variation

In 1Q24, the positive exchange variation was smaller than that reported in 1Q23, due to the appreciation of the U.S. dollar in the current period compared to a depreciation of the U.S. dollar and Yen in the previous period, as shown below:

	1Q24	1Q23
Foreign currency debt - R$ million	2,631.1	2,634.0
Foreign currency debt as a percentage of total debt	12.0%	14.0%
U.S. dollar variation in the quarter	3.2%	(2.6%)
Yen variation in the quarter	(3.5%)	(3.3%)

In April 2024, the Company executed derivative financial agreements with the financial institutions defined in the Financial Risk Policy to reduce the exposure of the total balance in foreign currency of existing debts, totaling US$ 531 million, against fluctuations in the foreign exchange market and mitigate the impacts of these fluctuations on the Company’s economic and financial results. The agreements are valid until December 2024.

Agreement with AAPS

An agreement between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners) regarding financial compensation for the migration of retirees, former employees, pensioners, and dependents between health plans was approved in January 2024 to address the current and future deficits related to beneficiaries who joined the migration, in addition to the withdrawal by AAPS of the lawsuit seeking the merger of active and inactive asset masses into a single plan, which could have led to post-employment liabilities with an expected potential loss of R$303.9 million on December 31, 2022.

The impact of the agreement generated a non-current expense of R$ 162.4 million, recorded under general expenses in 1Q24. The payments will be made in 60 monthly installments starting in March 2024.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

1.	Result for the period (Consolidated)

R$ million

			Var.
	1Q24	1Q23	R$	%
Revenue from sanitation services	5,661.1	4,909.3	751.8	15.3
COFINS and PASEP/TRCF taxes	(437.7)	(390.4)	(47.3)	12.1
(=) Revenue from sanitation services, net	5,223.4	4,518.9	704.5	15.6
Construction revenue	1,336.8	1,179.5	157.3	13.3
(=) Net operating income	6,560.2	5,698.4	861.8	15.1
Construction costs	(1,306.7)	(1,153.0)	(153.7)	13.3
Costs and expenses	(3,607.4)	(3,173.8)	(433.6)	13.7
Other operating income (expenses), net	7.1	14.6	(7.5)	(51.4)
Equity results of investments	8.9	6.3	2.6	41.3
(=) Earnings before financial result, income tax, and social contribution	1,662.1	1,392.5	269.6	19.4
Financial result	(338.2)	(259.5)	(78.7)	30.3
(=) Earnings before income tax and social contribution	1,323.9	1,133.0	190.9	16.8
Income tax and social contribution	(500.6)	(385.8)	(114.8)	29.8
(=) Net income	823.3	747.2	76.1	10.2
Earnings per share (R$)*	1.20	1.09

* Number of shares = 683,509,869

The net operating income, which includes construction revenue, totaled R$ 6,560.2 million in 1Q24, an increase of 15.1% over 1Q23.

Excluding construction costs and the provision for the agreement with AAPS, costs and expenses totaled R$ 3,445.0 million, an increase of R$ 271.2 million (+8.5%). Considering the agreement, costs and expenses totaled R$ 3,607.4 million (+13.7%).

The Company recorded a net income of R$ 823.3 million in 1Q24, compared to R$ 747.2 million in 1Q23.

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.
	1Q24	1Q23	R$	%
Net income	823.3	747.2	76.1	10.2
(+) Agreement with AAPS	162.4	-	162.4	-
(=) Adjusted Net Income	985.7	747.2	238.5	31.9
Income tax and social contribution	500.6	385.8	114.8	29.8
Financial result	338.2	259.5	78.7	30.3
Other operating income (expenses), net	(7.1)	(14.6)	7.5	(51.4)
Depreciation and amortization	773.8	657.1	116.7	17.8
(=) Adjusted EBITDA (excluding the agreement with AAPS)**	2,591.2	2,035.0	556.2	27.3
(%) Adjusted EBITDA margin (excluding the agreement with AAPS)	39.5	35.7
(%) Adjusted EBITDA margin (excluding the agreement with AAPS) on Net Revenue, excluding Construction	49.6	45.0

* Adjusted EBITDA corresponds to income before (i) other operating income (expenses), net; (ii) financial result;

(iii) income tax and social contribution; (iv) depreciation and amortization expenses; and (v) incentivized dismissal program.

Excluding the effects of the agreement with AAPS, adjusted EBITDA was R$ 2,591.2 million in 1Q24.

Considering the agreement with AAPS and construction revenue, adjusted EBITDA came to R$ 2,428.8 million in 1Q24, with an adjusted EBITDA margin of 37.0% (R$ 9,500.3 million and 35.9% in the last 12 months).

Excluding the effects of the agreement with AAPS and construction costs, the adjusted EBITDA margin reached 49.6% in 1Q24, compared to 45.0% in 1Q23.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

2.	Revenue from sanitation services

The gross operating income from sanitation services, which excludes construction revenue, totaled R$ 5,661.1 million in 1Q24, an increase of R$ 751.8 million (+15.3%) over the R$ 4,909.3 million recorded in 1Q23.

The main factors that led to the increase were:

●     Tariff adjustment of 9.6% since May 2023; and

●     An increase of 5.3% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 157.3 million (+13.3%), due to higher investments made.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter basis, per customer category.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	1Q24	1Q23	Var. %	1Q24	1Q23	Var. %	1Q24	1Q23	Var. %
Residential	498.2	472.2	5.5	437.2	412.8	5.9	935.4	885.0	5.7
Commercial	47.2	46.7	1.1	45.5	43.9	3.6	92.7	90.6	2.3
Industrial	8.9	8.6	3.5	9.6	9.3	3.2	18.5	17.9	3.4
Public	11.4	10.0	14.0	10.3	9.2	12.1	21.7	19.2	13.1
Total retail	565.7	537.5	5.2	502.6	475.2	5.8	1,068.3	1,012.7	5.5
Wholesale (2)	11.6	12.2	(4.9)	5.7	5.6	1.8	17.3	17.8	(2.8)
Overall Total	577.3	549.7	5.0	508.3	480.8	5.7	1,085.6	1,030.5	5.3

1	Unaudited by external auditors;
2	Wholesale includes volumes of reuse water and non-domestic sewage.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

5.	Costs, administrative & selling expenses

Costs, administrative and selling expenses increased by R$ 433.6 million in 1Q24 (+13.7%).

Costs, administrative and selling expenses as a percentage of net revenue (excluding construction revenue) were 69.1% in 1Q24 compared to 70.2% in 1Q23.

Excluding the agreement with AAPS, costs and expenses totaled R$ 3,445.0 million, an increase of R$ 271.2 million (+8.5%).

R$ million

			Var.
	1Q24	1Q23	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	708.4	744.2	(35.8)	(4.8)
General supplies	90.8	87.5	3.3	3.8
Treatment supplies	141.4	164.9	(23.5)	(14.3)
Services	682.8	624.9	57.9	9.3
Electricity	394.3	395.8	(1.5)	(0.4)
General expenses Agreement with AAPS Share of the municipal government in the collection (São Paulo) Share of the municipal government in the collection (other municipalities) Other general expenses	605.0 162.4 170.1 75.1 197.4	314.8 - 149.6 36.9 128.3	290.2 162.4 20.5 38.2 69.1	92.2 - 13.7 103.5 53.9
Tax expenses	20.4	21.8	(1.4)	(6.4)
Depreciation and amortization	773.8	657.1	116.7	17.8
Allowance for doubtful accounts	190.5	162.8	27.7	17.0
Costs, administrative & selling expenses	3,607.4	3,173.8	433.6	13.7
% of net revenue (excluding construction revenue)	69.1	70.2

Salaries, payroll charges and benefits, and Pension plan obligations

In 1Q24, the R$ 35.8 million decrease (-4.8%) was mainly due to the 10.9% reduction in the average number of employees, with an impact of R$ 64.4 million.

The aforementioned decrease was partially offset by the 4.9% salary adjustment in May 2023 and the application of 2.0% referring to the Career and Salary Plan in February 2024.

Treatment supplies

Treatment supplies fell by R$ 23.5 million (-14.3%) in 1Q24 compared to 1Q23. The decrease was mainly due to:

●	Decrease in some product prices, part of which was impacted by the international market, considering the new products; and
●	Greater water availability that allowed the optimization of water source usage, resulting in reduced use of algaecides, coagulants, and disinfectants. The Company manages the use of chemicals and the advancement or retreat of the Production Systems by using systems that provide the best cost-effectiveness.

Services

Service expenses totaled R$ 682.8 million, an increase of R$ 57.9 million (+9.3%) over the R$ 624.9 million recorded in 1Q23. The main increases were:

●	R$ 47.9 million for the maintenance of water and sewage networks, connections, and systems; and
●	R$ 10.6 million with technical services.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Electricity

Electricity expenses totaled R$ 394.3 million in 1Q24, a decrease of R$ 1.5 million (0.4%) from the R$ 395.8 million recorded in 1Q23. Of the total, the Free Market Tariffs (ACL) accounted for 51.0% of total expenses in 1Q24 (55.0% in 1Q23) while the Regulated Market Tariffs (ACR) accounted for 49.0% (45.0% in 1Q23).

The main factors that contributed to this variation were:

●	An average decrease of 4.5% in ACL prices (including Grid Market Tariffs - TUSD), with a 5.0% decrease in consumption; and
●	An average increase of 8.6% in ACR tariffs, with a decrease of 1.8% in consumption.

General expenses

Increase of R$ 290.2 million (+92.2%), totaling R$ 605.0 million in 1Q24, compared to the R$ 314.8 million reported in 1Q23, mainly due to:

●	Provision of R$ 162.4 million in 1Q24, referring to the agreement with AAPS;

●	Increase of R$ 68.7 million in expenses with lawsuits; and

●	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 58.7 million.

Expenses with municipal transfers totaled R$ 245.2 million in 1Q24, compared to the R$ 186.5 million reported in 1Q23. Expenses with the use of water totaled R$ 25.0 million in 1Q24, compared to the R$ 25.2 million reported in 1Q23.

R$ million

Municipal Transfers
Municipality	2024	2023	Var.	Var. %	Start
SÃO PAULO	170.1	149.6	20.5	13.7	Jun/10
BARUERI	10.7	-	10.7	-	May/23
GUARULHOS	7.4	-	7.4	-	Dec/23
DIADEMA	2.7	-	2.7	-	Jul/23
OTHER MUNICIPALITIES	54.3	36.9	17.4	47.2
TOTAL	245.2	186.5	58.7	31.5

Depreciation and amortization

The R$ 116.7 million increase (+17.8%) was due to the beginning of operations of intangible assets, totaling R$ 7.2 billion.

Allowance for doubtful accounts

Increase of R$ 27.7 million (+17.0%), moving up from R$ 162.8 million in 1Q23 to R$ 190.5 million in 1Q24, in line with the increased reported in sanitation revenue.

Expenses with allowance for doubtful accounts as a percentage of sanitation revenue moved up from 3.3% in 1Q23 to 3.4% in 1Q24.

6.	Other net operating income (expenses)

Negative variation of R$ 7.5 million, mainly due to the non-recurring revenue from the sale of unusable materials in 1Q23, of R$ 6.1 million.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

7. Financial result				R$ million
			Var.
	1Q24	1Q23	R$	%
Financial expenses, net of revenue	(302.9)	(257.2)	(45.7)	17.8
Monetary and exchange variations, net	(35.3)	(2.3)	(33.0)	1,434.8
Financial Result	(338.2)	(259.5)	(78.7)	30.3

R$ million
Var.
1Q24	1Q23	R$ %

Financial expenses

Interest and charges on domestic borrowings and financing	(276.6)	(273.1)	(3.5)	1.3
Interest and charges on international borrowings and financing	(28.7)	(21.0)	(7.7)	36.7
Other financial expenses	(189.3)	(122.1)	(67.2)	55.0
Total financial expenses	(494.6)	(416.2)	(78.4)	18.8
Financial revenue	191.7	159.0	32.7	20.6
Financial expenses, net of revenue	(302.9)	(257.2)	(45.7)	17.8

Financial expenses, net of revenue

The main impacts resulted from:

●	Increase of R$ 7.7 million in interest and charges on international borrowings and financing, mainly due to new IDB fundraising;
●	Increase of R$ 67.2 million in other financial expenses, due to the R$ 60.1 million increase in interest on PPP; and
●	Increase of R$ 32.7 million in financial revenues, mainly due to higher interest charged on overdue bills in 1Q24.

R$ million

Var.
1Q24	1Q23	R$	%

Monetary and exchange variations on liabilities

Monetary variations on borrowings and financing	(54.0)	(70.5)	16.5	(23.4)
Exchange variations on borrowings and financing	6.3	83.8	(77.5)	(92.5)
Other monetary variations	(43.5)	(75.7)	32.2	(42.5)
Total monetary and exchange variations on liabilities	(91.2)	(62.4)	(28.8)	46.2
Monetary and exchange variations on assets	55.9	60.1	(4.2)	(7.0)
Monetary and exchange variations, net	(35.3)	(2.3)	(33.0)	1,434.8

Monetary and exchange variations, net

The negative effect of net monetary and exchange variations in 1Q24 was R$ 33.0 million, especially due to:

●	A decrease of R$ 16.5 million in monetary variations on borrowings and financing, mainly because of (i) a decrease in IPCA (from 2.09% in 1Q23 to 1.42% in 1Q24); and (ii) higher capitalization of monetary variation on debentures in 1Q24, of R$ 5.5 million;

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

●	A reduction of R$ 77.5 million in exchange variation gains on borrowings and financing, due to the appreciation of the U.S. dollar and depreciation of the Yen in 1Q24 (3.2% and -3.5%, respectively), compared to the depreciation recorded in both currencies in 1Q23 (-2.6% and -3.3%, respectively); and
●	A decrease of R$ 32.2 million in other monetary variations, mainly due to lower monetary variation on Public-Private Partnership (PPPs) agreements in 1Q24, of R$ 34.2 million.

8.	Income tax and social contribution

The R$ 114.8 million increase (+29.8%) in 1Q24 was mainly due to the R$ 861.8 million increase in net operating income, mainly offset by:

●     R$ 433.6 million increase in costs and expenses; and

●     Negative variation of R$ 78.7 million in the financial result.

9.	Indicators
a)	Operational

Information *	1Q24	1Q23%
Water Connections[1]	9,424	9,375	0.5
Sewage Connections[1]	8,119	8,049	0.9
Population Directly Served - Water[2]	28.1	28.1	0.0
Population Directly Served - Sewage[2]	24.9	24.8	0.4
Number of Employees	10,672	12,211	(12.6)
Volume of water produced in the quarter [3]	772	733	5.4
IPM - Measured Water Loss (%) [3]	29.2%	29.5%	(1.0)
IPDt (liters/connection x day) [3]	260	255	2.0

1.	Active connections in thousand units at the end of the period.
2.	In million inhabitants, at the end of the period. Does not include wholesale.
3.	Millions of m3.
*	Unaudited by external auditors;

b)	Economic

Economic variables at the close of the quarter *	1Q24	1Q23
Amplified Consumer Price Index [1]	1.42	2.09
National Consumer Price Index [1]	1.58	1.88
Consumer Price Index [1]	1.18	1.46
DI [2]	11.28	13.65
U.S. dollar [3]	4.9962	5.0804
Yen [3]	0.03301	0.03827
1.	Accrued in the quarter (%)
2.	Average quarterly rate (%)
.3.	Ptax sale rate on the last day
*	Unaudited by external auditors

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

10.	Borrowings and financing

R$ thousand

DEBT PROFILE
2024		2025	2026	2027	2028	2029	2030 onwards	TOTAL	% of total
Local currency
Brazilian Federal Savings Bank	82,048	115,356	122,556	130,195	138,177	143,481	868,098	1,599,911	7
IDBs - National	139,754	260,899	330,209	315,069	420,959	385,919	1,971,918	3,824,727	17
IFC	22,800	44,200	61,800	80,800	123,600	181,600	1,209,145	1,723,945	8
Debentures	905,061	1,328,730	1,217,890	1,387,314	665,375	1,304,027	3,218,442	10,026,839	46
BNDES	210,955	260,803	250,860	238,124	84,351	34,189	189,563	1,268,845	6
Other	2,254	2,771	142	-	-	-	-	5,167	0
Leases (Concession Agreements, Program Contracts, and Contract Asset) (1)	78,403	42,199	19,538	19,538	19,538	19,012	114,209	312,437	1
Leases (Others) (2)	73,415	90,971	44,524	3,361	39,379	-	-	251,650	1
Interest and Other Charges	304,965	74,729	-	-	-	-	-	379,694	2
Total in local currency	1,819,655	2,220,658	2,047,519	2,174,401	1,491,379	2,068,228	7,571,375	19,393,215	88
Foreign currency
IDBs	25,676	71,361	40,019	40,019	40,019	40,019	556,235	813,348	4
IBRDs	15,188	30,375	30,375	30,375	30,375	41,525	329,045	507,258	2
JICAs	75,585	141,639	141,639	141,639	141,639	141,526	503,886	1,287,553	6
Interest and Other Charges	19,741	3,192	-	-	-	-	-	22,933	0
Total in foreign currency	136,190	246,567	212,033	212,033	212,033	223,070	1,389,166	2,631,092	12

OVERALL TOTAL	1,955,845	2,467,225	2,259,552	2,386,434	1,703,412	2,291,298	8,960,541	22,024,307	100

1	Refers to work contracts signed as Assets Lease;
2	Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 1Q24:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt 1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1 “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 1Q24 and 1Q23, the Company met the requirements of its borrowings and financing agreements.

11.	Investments

Investments totaled R$ 1,420.3 million in 1Q24, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,270.6 million, R$ 133.8 million, and R$ 15.9 million, respectively. Cash disbursed in the period referring to investments, including from previous periods, totaled R$ 587.3 million.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

The table below shows investments broken down by water and sewage:

R$ million

Water		Sewage	Total
Investments made	669.2	751.1	1,420.3

12.	Public-Private Partnership - PPP

The chart below shows expenses with Public-Private Partnerships in 1Q24, compared to the figures reported in 1Q23:

R$ thousand

1Q24

SÃO LOURENÇO PRODUCTION SYSTEM

General supplies	4,906.7	4,797.8	108.9	2.3
Services	10,353.4	10,123.7	229.7	2.3
General expenses	1,355.9	1,325.8	30.1	2.3
Amortization	4,078.0	4,055.6	22.4	0.6
Interest	138,671.0	49,493.0	89,178.0	180.2
Monetary adjustment	-	32,314.0	(32,314.0)	(100.0)
Total	159,365.0	102,109.9	57,255.1	56.1

ALTO TIETÊ PRODUCTION SYSTEM

Services	12,645.8	18,358.2	(5,712.4)	(31.1)
Amortization	42,474.5	42,474.5	-	-
Interest	(24,568.3)	4,464.1	(29,032.4)	(650.4)
Monetary adjustment	261.9	2,168.9	(1,907.0)	(87.9)
Total	30,813.9	67,465.7	(36,651.8)	(54.3)

Total expenses with PPP	190,178.9	169,575.6	20,603.3	12.1

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of March 31, 2024, the Company operated water and sewage services in 376 municipalities of the São Paulo State, including the Municipality of Olímpia, which started being operated by the Company on December 11, 2023, of which 351 of these municipalities have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	Parent Company
	March 31, 2024	December 31, 2023	March 31, 2023

Municipalities that have already signed contracts:	351	351	351
Balance – intangible and contract assets	49,485,788	48,759,219	45,931,674
Percentage of intangible and contract assets	95.36%	95.12%	94.79%
Revenue from sanitation services (excluding construction revenue)	5,384,173	20,510,427	4,678,421
Percentage of revenue from sanitation services (excluding construction revenue)	95.25%	95.35%	95.30%

Municipalities with expired contracts:	1	1	1
Balance – intangible and contract assets	11,429	11,309	11,443
Percentage of intangible and contract assets	0.02%	0.02%	0.02%
Revenue from sanitation services (excluding construction revenue)	4,361	17,559	3,822
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%	0.08%

Municipalities with concession agreements due by 2030:	23	23	23
Balance – intangible and contract assets	1,045,481	1,051,209	1,064,090
Percentage of intangible and contract assets	2.02%	2.05%	2.20%
Revenue from sanitation services (excluding construction revenue)	223,943	833,418	189,704
Percentage of revenue from sanitation services (excluding construction revenue)	3.96%	3.87%	3.86%
Municipality of São Paulo:
Percentage of intangible and contract assets	43.20%	43.40%	43.21%
Percentage of revenue from sanitation services (excluding construction revenue)	43.56%	44.95%	44.53%

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

•	Privatization and Proposal of New Concession Agreements

As of September 18, 2023, the Board of the State Privatization Program (CDPED) resolved to recommend that:

(i)   the Investment Partnerships Secretariat and the Environment, Infrastructure, and Logistics Secretariat take the necessary steps to submit the draft of the Company’s privatization law to the Governor’s office; and

(ii)   SABESP, under article 5, II combined with article 7, paragraph 2 and paragraph 4 of Law 9,361/96, starts the procedure for the selection and hiring of coordinating banks and other services required for the future public offering.

As of September 30, 2023, as provided for in paragraph 2 of article 14 of Federal Law 14,026/2020 (“New Legal Sanitation Framework”), the State of São Paulo send Official Letters to the municipalities operated by the Company with proposals to change the conditions of the concession agreements in effect (“Communication”).

The Communication highlights general aspects of the proposal for a new concession agreement (“New Agreement”) aiming at replacing the existing agreements, under article 14 of the New Legal Sanitation Framework, indicating that the following guidelines will be observed under the New Agreement to be executed with these municipalities:

(a) the anticipation of achieving the universalization goals established in the New Sanitation Framework for 2029, subject to any shorter deadlines contractually outlined;

(b) the extension of the concession agreement for 2060;

(c) the obligation of SABESP to serve the population residing in consolidated informal urban settlements and rural areas, covering the entire municipal territory; and

(d) the detailing of investments to be made in each municipality.

As of December 11, 2023, State Law 17,853 was enacted. It authorized the Executive Branch of the São Paulo State to promote privatization measures of Companhia de Saneamento Básico do Estado de São Paulo – SABESP. Among other aspects, as provided for in article 2, the model adopted for the privatization of SABESP must observe the following guidelines:

(i) compliance with the universalization goals of water supply and sewage services in all municipalities of the State served by the Company, considering the inclusion of rural areas and consolidated informal urban centers, under Federal Law 14,026, of July 15, 2020;

(ii) anticipation, to December 31, 2029, of the achievement of the universalization goals, subject to any shorter deadlines contractually agreed upon;

(iii) tariff reduction, preferably considering the most vulnerable population;

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(iv) provision for the creation of an annual control to monitor compliance with the goals, with indications of investment requirements for the next few years;

(v) provision of quality services, aiming at improving the quality of treated water and reducing its loss;

(vi) guarantee, in the contractual instruments resulting from the privatization, to the employees listed in SABESP’s permanent staff at the time of the publication of this law, of stability, with the maintenance of their employment contract for 18 (eighteen) months from the date of effective completion of the Company’s privatization process.

As of December 21, 2023, the Company concluded the selection of financial institutions that will be the global coordinators of the financial institutions union responsible for structuring the Company’s potential follow-on. The selected Global Coordinators are i) BTG Pactual; ii) Bank of America; iii) CITI; and iv) UBS - BB.

As of February 15, 2024, as reported by the Company in a Material Fact, the São Paulo State opened a public consultation regarding the following documents:

(a) the draft of the Concession Agreement to be executed between the Regional Unit of Drinking Water Supply and Sewage Services 1 ("URAE-1") Southeast and SABESP, with the indication of the involvement of the São Paulo State Utility Services Regulatory Agency, along with the specific technical exhibits of the Municipalities comprising URAE-1, in addition to other contractual exhibits;

(b) the draft of the charter of URAE-1’s Decision-Making Board; and

(c) the draft of the Regional Sanitation Plan, under article 17 of Federal Law 11,445, of 2007.

The aforementioned Public Consultation on the privatization of SABESP was concluded on March 15, 2024, with a significant number of suggestions submitted by the public. A total of 976 contributions were received through the Internet, in addition to 135 oral statements made at the eight public hearings held by the São Paulo State on the matter.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

As informed by the Company in a Material Fact released to its shareholders on April 30, 2024, the São Paulo State Government, through the Secretariat of Environment, Infrastructure, and Logistics (SEMIL), together with the Investment Partnerships Secretariat (SPI), published the result of Public Consultation 01/2024/GS regarding the documents made available within the scope of the Company's Privatization process.

In this context, the São Paulo São Paulo State Government submitted the final versions of the following documents to the municipalities comprising URAE1-Southeast: (a) Draft of the Concession Agreement between URAE 1 - Southeast and the Company and respective exhibits; (b) Draft of the Charter of URAE 1 - Southeast’s Decision-Making Board; and (c) Draft of the Regional Basic Sanitation Plan under Article 17 of Federal Law 11,445/2007.

The next steps of the privatization process consist of the approval and signing of said documents within the scope of URAE 1 - Southeast, followed by approval from the Board of the State Privatization Program (CDPED) of the final conditions of the public offering.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on May 09, 2024.

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of March 31, 2024, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of March 31, 2024, does not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2023, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of material information on accounting policies

The significant accounting policy information used in the preparation of the quarterly information as of March 31, 2024, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2023, disclosed in Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

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Notes to the Quarterly Information

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,671,887 as of March 31, 2024 (R$ 2,785,853 as of December 31, 2023), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	Parent Company and Consolidated
	March 31, 2024		December 31, 2023
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	272,009	1,359,011	280,188	1,356,474
Borrowings and financing – Yen	39,077,331	1,289,943	41,078,385	1,405,702
Interest and charges from borrowings and financing – US$		20,264		15,510
Interest and charges from borrowings and financing – Yen		2,669		8,167
Total exposure		2,671,887		2,785,853
Borrowing cost – US$		(38,404)		(37,520)
Borrowing cost – Yen		(2,391)		(2,442)
Total foreign currency-denominated borrowings (Note 16)		2,631,092		2,745,891

The 4.2% decrease in the balance of the foreign currency-denominated debt from March 31, 2024, compared to December 31, 2023, was mainly impacted by the depreciation of the Yen against the Brazilian real and amortizations in the period. The table below shows the prices and exchange variations in the period:

	March 31, 2024	December 31, 2023	Var.
US$	R$ 4.9962	R$ 4.8413	3.2%
Yen	R$ 0.03301	R$ 0.03422	-3.5%

Borrowings and financing fell by R$ 6,335 from January to March 2024 (a decrease of R$ 83,825 from January to March 2023), due to exchange rate changes. See Note 16 (ii). As of March 31, 2024, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on the result before funding costs and taxes on the three-month period ended March 31, 2024 would have been R$ 267,189 (R$ 266,878 for the three-month period ended March 31, 2023), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Parent Company and Consolidated
Probable scenario
(*)
Net currency exposure as of March 31, 2024 in US$ - Liabilities	272,009

US$ rate as of March 31, 2024	4.9962
Exchange rate estimated according to the scenario	4.9700
Difference between the rates	0.0262

Effect on net financial result R$ - (gain)	7,127

Net currency exposure as of March 31, 2024 in Yen - Liabilities	39,077,331

Yen rate as of March 31, 2024	0.03301
Exchange rate estimated according to the scenario	0.03446
Difference between the rates	(0.00145)

Effect on the net financial result R$ - (loss)	(56,662)

Total effect on the net financial result in R$ - (loss)	(49,535)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for March 31, 2025 were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of March 31, 2024, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	Parent Company and Consolidated
	March 31, 2024	December 31, 2023
CDI (i)	12,672,245	9,966,111
TR (ii)	1,656,774	1,684,711
IPCA (iii)	2,927,406	3,038,378
TJLP (iv)	1,290,064	1,365,806
SOFR (v)	1,359,011	1,356,473
Interest and charges	399,957	392,906
Total	20,305,457	17,804,385

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)        TR – Interest Benchmark Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)        SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of March 31, 2024, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2024 would have been R$ 203,055 (R$ 163,164 for the three-month period ended March 31, 2023), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of March 31, 2024 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the balance sheet date. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	Parent Company
	March 31, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	5,857,583	2,939,713
Others (*)	331,544	324,546
	6,189,127	3,264,259

	Consolidated
	March 31, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	5,859,198	2,940,690
Others (*)	332,784	324,546
	6,191,982	3,265,236

(*) As of March 31, 2024, this category includes R$ 329,381 (R$ 322,241 as of December 31, 2023) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of March 31, 2024.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
	2024	2025	2026	2027	2028	2029 onwards	Total
As of March 31, 2024

Liabilities
Borrowings and financing	3,051,567	3,773,001	3,368,294	3,278,126	2,418,568	13,595,562	29,485,118
Trade payables and contractors	491,038	-	-	-	-	-	491,038
Services payable	836,294	-	-	-	-	-	836,294
Public-Private Partnership - PPP	432,216	446,524	461,438	476,850	492,777	6,057,282	8,367,087
Program Contract Commitments	20,310	1,232	1,232	1,232	1,232	11,702	36,940
Total	4,831,425	4,220,757	3,830,964	3,756,208	2,912,577	19,664,546	39,216,477

	Consolidated
	2024	2025	2026	2027	2028	2029 onwards	Total
As of March 31, 2024

Liabilities
Borrowings and financing	3,051,567	3,773,001	3,368,294	3,278,126	2,418,568	13,595,562	29,485,118
Trade payables and contractors	490,494	-	-	-	-	-	490,494
Services payable	838,703	-	-	-	-	-	838,703
Public-Private Partnership - PPP	432,216	446,524	461,438	476,850	492,777	6,057,282	8,367,087
Program Contract Commitments	20,310	1,232	1,232	1,232	1,232	11,702	36,940
Total	4,833,290	4,220,757	3,830,964	3,756,208	2,912,577	19,664,546	39,218,342

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1). To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2024, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

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Notes to the Quarterly Information

Parent Company and Consolidated
March 31, 2024
Indicators	Exposure	Probable scenario

Assets
CDI	6,162,220	9.8500%(**)
Financial income		606,979

Liabilities
CDI	(12,672,245)	9.8500%(**)
Interest to be incurred		(1,248,216)

CDI net exposure	(6,510,025)	(641,237)

Liabilities
TR	(1,656,774)	0.0048%(**)
Expenses to be incurred		(80)

IPCA	(2,927,406)	3.4600%(*)
Expenses to be incurred		(101,288)

TJLP	(1,290,064)	6.3800%(*)
Interest to be incurred		(82,306)

SOFR (***)	(1,359,011)	5.0397%(***)
Interest to be incurred		(68,490)

Total expenses to be incurred, net		(893,401)

(*) Source: BACEN and LCA as of March 31, 2024
(**) Source: B3 of March 31, 2024
(***) Source: Bloomberg

4.2	Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
	March 31, 2024	December 31, 2023

Total borrowings and financing (Note 16)	22,024,307	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,019,256)	(838,338)
(-) Financial investments (Note 7)	(4,169,871)	(2,425,921)

Net debt	15,835,180	16,272,091
Total equity	30,680,671	29,857,376

Total (shareholders plus providers of capital)	46,515,851	46,129,467

Leverage ratio	34%	35%

	Consolidated
	March 31, 2024	December 31, 2023

Total borrowings and financing (Note 16)	22,024,307	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,019,391)	(838,484)
(-) Financial investments (Note 7)	(4,172,591)	(2,426,752)

Net debt	15,832,325	16,271,114
Total equity	30,680,671	29,857,376

Total (shareholders plus providers of capital)	46,512,996	46,128,490

Leverage ratio	34%	35%

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

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Notes to the Quarterly Information

The estimated fair values of the financial instruments were as follows:

Financial Assets

	Parent Company
	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,019,256	2,019,256	838,338	838,338
Financial investments	4,169,871	4,169,871	2,425,921	2,425,921
Restricted cash	45,694	45,694	54,944	54,944
Trade receivables	3,930,690	3,930,690	3,853,398	3,853,398
ANA	1,879	1,879	2,673	2,673
Other assets	319,144	319,144	274,924	274,924

	Consolidated
	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,019,391	2,019,391	838,484	838,484
Financial investments	4,172,591	4,172,591	2,426,752	2,426,752
Restricted cash	45,694	45,694	54,944	54,944
Trade receivables	3,936,233	3,936,233	3,856,723	3,856,723
ANA	1,879	1,879	2,673	2,673
Other assets	237,270	237,270	196,065	196,065

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,198,932 as of March 31, 2024 (R$ 1,196,545 as of December 31, 2023), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,081,079 (R$ 1,076,174 as of December 31, 2023), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Financial Liabilities

	Parent Company
	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	22,024,307	22,444,692	19,536,350	19,950,055
Trade payables and contractors	491,038	491,038	456,064	456,064
Services payable	836,294	836,294	749,226	749,226
Program Contract Commitment	33,035	33,035	34,016	34,016
Public-Private Partnership - PPP	3,222,703	3,222,703	3,286,614	3,286,614

	Consolidated
	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	22,024,307	22,444,692	19,536,350	19,950,055
Trade payables and contractors	490,494	490,494	456,215	456,215
Services payable	838,703	838,703	750,732	750,732
Program Contract Commitment	33,035	33,035	34,016	34,016
Public-Private Partnership - PPP	3,222,703	3,222,703	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of March 31, 2024, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2023.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	Parent Company
	March 31, 2024	December 31, 2023

Cash and banks	26,907	31,041
Cash equivalents	1,992,349	807,297
Total	2,019,256	838,338

	Consolidated
	March 31, 2024	December 31, 2023

Cash and banks	27,042	31,187
Cash equivalents	1,992,349	807,297
Total	2,019,391	838,484

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2024, the average yield of cash equivalents corresponded to 96.67% of CDI (96.25% as of December 31, 2023).

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Notes to the Quarterly Information

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Parent Company
	March 31, 2024	December 31, 2023
Banco BV	329,380	322,240
Banco Bradesco S/A	657,631	643,445
Banco BTG Pactual S/A	459,170	449,241
Banco do Brasil S/A	2,723,690	1,010,995
	4,169,871	2,425,921

	Consolidated
	March 31, 2024	December 31, 2023
Banco BV	329,380	322,240
Banco Bradesco S/A	657,631	643,445
Banco BTG Pactual S/A	459,170	449,241
Banco do Brasil S/A	2,726,410	1,011,826
	4,172,591	2,426,752

As of March 31, 2024, the average yield of the financial investments corresponded to 103.3% of CDI (103.3% as of December 31, 2023).

8	Restricted cash

	Parent Company and Consolidated
	March 31, 2024	December 31, 2023

Agreement with the São Paulo Municipal Government (i)	38,690	47,749
Brazilian Federal Savings Bank – escrow deposits	442	365
Other	6,562	6,830
	45,694	54,944

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

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Notes to the Quarterly Information

9	Trade receivables

(a)	Statement of financial position details

	Parent Company
	March 31, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,684,286	2,199,475
Agreements (iii)	177,638	839,010

	2,861,924	3,038,485
Government entities:
Municipal	598,456	623,434
Federal	9,937	8,036
Agreements (iii)	658,021	374,372

	1,266,414	1,005,842
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,134	4,343
São Caetano do Sul	8,109	45,333
São Caetano do Sul Agreement	76,502	-

Total wholesale customers – Municipal governments	88,745	49,676

Unbilled supply	1,090,469	1,136,604

Subtotal	5,307,552	5,230,607
Allowance for doubtful accounts	(1,376,862)	(1,377,209)

Total	3,930,690	3,853,398

Current	3,584,889	3,580,962
Noncurrent	345,801	272,436

Total	3,930,690	3,853,398

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Consolidated
	March 31, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,687,984	2,200,921
Agreements (iii)	177,638	839,010

	2,865,622	3,039,931
Government entities:
Municipal	598,602	623,601
Federal	9,938	8,036
Agreements (iii)	658,021	374,372

	1,266,561	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,134	4,343
São Caetano do Sul	8,109	45,333
São Caetano do Sul Agreement	76,502	-

Total wholesale customers – Municipal governments	88,745	49,676

Unbilled supply	1,092,167	1,138,316

Subtotal	5,313,095	5,233,932
Allowance for doubtful accounts	(1,376,862)	(1,377,209)

Total	3,936,233	3,856,723

Current	3,590,432	3,584,287
Noncurrent	345,801	272,436

Total	3,936,233	3,856,723

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(b)	The aging of trade receivables is as follows:

	Parent Company
	March 31, 2024	December 31, 2023

Current	2,849,440	2,635,280
Past-due:
Up to 30 days	572,195	627,472
From 31 to 60 days	265,334	271,476
From 61 to 90 days	189,486	181,639
From 91 to 120 days	142,824	127,421
From 121 to 180 days	304,359	290,610
From 181 to 360 days	179,209	57,289
Over 360 days	804,705	1,039,420

Total past-due	2,458,112	2,595,327

Total	5,307,552	5,230,607

	Consolidated
	March 31, 2024	December 31, 2023

Current	2,852,858	2,723,975
Past-due:
Up to 30 days	573,435	627,986
From 31 to 60 days	265,847	271,476
From 61 to 90 days	189,807	181,639
From 91 to 120 days	142,875	127,421
From 121 to 180 days	304,359	290,610
From 181 to 360 days	179,209	57,289
Over 360 days	804,705	953,536

Total past-due	2,460,237	2,509,957

Total	5,313,095	5,233,932

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(c)	Allowance for doubtful accounts

	Parent Company and Consolidated	Parent Company
Changes in assets	January to March 2024	January to March 2023

Balance at the beginning of the period	1,377,209	1,428,517
Creation/(reversal) of losses	40,097	(8,449)
Recoveries	(40,444)	(19,627)

Balance at the end of the period	1,376,862	1,400,441

	Parent Company and Consolidated	Parent Company
Reconciliation of estimated/historical losses at the result	January to March 2024	January to March 2023

Write-offs	(190,285)	(190,138)
(Losses)/reversal with state entities – related parties	(580)	(743)
(Losses)/reversal with the private sector/government entities	(40,097)	8,449
Recoveries	40,444	19,627

Amount recorded as expense (Note 27)	(190,518)	(162,805)

The Company does not have customers individually representing 10% or more of its total revenues.

(d)	Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered allowance for doubtful accounts ('PECLD') in their entirety, and the updated values of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties regarding their realization.

As of March 31, 2024, the Company has registered warrants issued in its favor, currently totaling R$ 3,232,377 (R$ 3,085,265 as of December 31, 2023), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the quarterly information.

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

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Notes to the Quarterly Information

The Company did not negotiate its registered warrants in the current period or in the comparative year and period, and there are no ongoing negotiations, as follows:

	Parent Company and Consolidated
Debtor	March 31, 2024	December 31, 2023
Municipality of São Paulo	3,139,801	3,042,927
São Paulo State Government	41,359	-
Municipality of Cachoeira Paulista	15,871	15,456
Municipality of Agudos	13,061	14,964
Other	22,285	11,918
Total	3,232,377	3,085,265

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with the municipalities.

As of May 09, 2024, the Board of Directors approved the adherence to the notice for agreement 1/2024 from the São Paulo Municipal Government (PMSP), whose adherence deadline ends on June 30, 2024. The objective of said Notice is the presentation of direct agreement proposals by holders of registered warrants.

For the adherence to be effective, approval by the Registered Warrants Conciliation Chamber of the Municipal Attorney General Office (PGM) and other subsequent procedures according to the Notice are required, the accuracies of which are still considered uncertain. SABESP may withdraw the proposal at any time, provided it is before the payment made by the Board of Registered Warrants Executions and Calculations of the São Paulo State Court of Justice (Depre), as provided in the Notice.

The Company does not expect changes in the recognition method of the municipality of São Paulo's registered warrants until such adherence becomes effective.

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Notes to the Quarterly Information

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	Parent Company
	March 31, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	167,570	169,508
Allowance for losses	(51,078)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	41,929	36,241
- GESP Agreement – 2015	108,203	106,022

Total current	266,624	261,273

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	930,947	933,911

Total noncurrent	932,308	935,272

Total receivables	1,198,932	1,196,545

Assets:
Sanitation services	117,853	120,371
Reimbursement of additional retirement and pension benefits paid (G0)	1,081,079	1,076,174

Total	1,198,932	1,196,545

Liabilities:
Interest on capital payable	420,564	420,564

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Consolidated
	March 31, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	167,608	169,515
Allowance for losses	(51,078)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	41,929	36,241
- GESP Agreement – 2015	108,203	106,022

Total current	266,662	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	930,947	933,911

Total noncurrent	932,308	935,272

Total receivables	1,198,970	1,196,552

Assets:
Sanitation services	117,891	120,378
Reimbursement of additional retirement and pension benefits paid (G0)	1,081,079	1,076,174

Total	1,198,970	1,196,552

Liabilities:
Interest on capital payable	420,564	420,564

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2024

Revenue from sanitation services	186,115	162,966	186,144
Payments from related parties	(186,205)	(167,612)	(186,205)

Payment received from reimbursement referring to Law 4,819/1958	(47,816)	(52,593)	(47,816)

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Notes to the Quarterly Information

(ii)	Disputed amounts

As of March 31, 2024 and December 31, 2023, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,605,832 and R$ 1,583,449, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of Marcy 31, 2024 and December 31, 2023, the amounts corresponding to such actuarial liability were R$ 2,095,517 and R$ 2,098,622, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of March 31, 2024, the balance of the agreement totaled R$ 9,197 and R$ 103,572 (R$ 8,876 and R$ 99,279 as of December 31, 2023), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From January to March 2024, expenses with employees assigned to other state entities totaled R$ 3,518 (R$ 672 from January to March 2023).

No expenses with employees from other entities assigned to the Company were recorded from January to March 2024 and in the same period in 2023.

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Notes to the Quarterly Information

(f)	Non-operating assets

As of March 31, 2024 and December 31, 2023, the Company’s land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until March 31, 2024, totaled R$ 35,713 (R$ 44,249 as of December 31, 2023). See Note 21.

(h)	Compensation of the Fiscal Council and Management

From January to March 2024, expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 2,470 (R$ 1,658 from January to March 2023).

From January to March 2024, additional amounts of R$ 540, referring to the executive officers’ bonus, were recorded (R$ 285 from January to March 2023).

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of March 31, 2024, the balance of principal and interest of this agreement totaled R$ 812 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 694 and R$ 2,814, respectively, as of December 31, 2023), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the first installment of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of March 31, 2024, the balance of principal and interest of this agreement totaled R$ 81,059, which was recorded in “Other assets” under noncurrent assets, at CDI + 2% p.a.

This agreement was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of March 31, 2024, the balance of these financings totaled R$ 1,136 (R$ 1,278 as of December 31, 2023).

11	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)), except when SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, consolidated this SPE, according to the Accounting Policy described in Note 2023 to the Annual Financial Statements as of December 31, 2023.

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Profit (loss) for the period
	March 31, 2024	December 31, 2023	January to March 2024	January to March 2024	(*)	January to March 2023

Sesamm	65,511	61,275	-	4,236	-	4,630
Águas de Andradina	35,582	34,088	-	1,494	-	389
Águas de Castilho	13,384	12,784	-	600	-	402
Attend Ambiental	47,823	43,263	-	4,560	-	4,016
Aquapolo Ambiental	112,297	102,442	-	9,855	-	8,610
Paulista Geradora de Energia - PGE (**)	42,917	42,307	590	20	-	(28)
Cantareira SP Energia	10,711	10,650	-	61	-	(258)
FOXX URE-BA Ambiental	62,430	63,309	-	(295)	(584)	(6,549)
Infranext Soluções em Pavimentação (***)	4,699	4,699	-	-	-	(340)
Sabesp Olímpia	(3,121)	(3,066)	-	(55)	-	-

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

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Notes to the Quarterly Information

(**) In 2023, a contribution of R$ 20,600 was defined, with Servtec and Tecniplan paying R$ 14,860 of this amount in the same year. In 2024, Servtec and Tecniplan paid the remaining amount of R$ 590, with the total paid-in amount corresponding to a 75% equity interest. As of March 31, 2024, SABESP had an outstanding payable amount of R$ 5,150.

(****) Infranext’s share capital will be R$ 12,000. As of December 31, 2023, SABESP had an outstanding payable amount of R$ 4,950. The information presented refers to the position as of December 31, 2023, the last balance sheet received.

	Parent Company
	Investments		Reclassification (***)	Equity results of investments			Interest percentage
	March 31, 2024	December 31, 2023	January to March 2024	January to March 2024	(*)	January to March 2023	March 31, 2024	December 31, 2023
Sesamm	23,584	22,059	-	1,525	-	1,667	36%	36%
Águas de Andradina	10,673	10,225	-	448	-	116	30%	30%
Águas de Castilho	4,015	3,835	-	180	-	121	30%	30%
Attend Ambiental	21,521	19,469	-	2,052	-	1,807	45%	45%
Aquapolo Ambiental	55,025	50,196	-	4,829	-	4,219	49%	49%
Paulista Geradora de Energia	6,866	6,861	-	5	-	(7)	25%	25%
Cantareira SP Energia	5,242	5,212	-	30	-	(126)	49%	49%
FOXX URE-BA Ambiental	12,486	12,663	-	(60)	(117)	(1,310)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	-	(153)	45%	45%
Sabesp Olímpia	-	-	55	(55)	-	-	100%	100%
Total	139,412	130,520	55	8,954	(117)	6,334
FOXX URE-BA Ambiental – Fair value (**)	25,018	25,244
Other investments	6,099	6,099
Overall total	170,529	161,863

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2024.

(***) The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Consolidated
	Investments		Equity results of investments		Interest percentage
	March 31, 2024	December 31, 2023	January to March 2024	(*)	March 31, 2024	December 31, 2023
Sesamm	23,584	22,059	1,525	-	36%	36%
Águas de Andradina	10,673	10,225	448	-	30%	30%
Águas de Castilho	4,015	3,835	180	-	30%	30%
Attend Ambiental	21,521	19,469	2,052	-	45%	45%
Aquapolo Ambiental	55,025	50,196	4,829	-	49%	49%
Paulista Geradora de Energia	6,866	6,861	5	-	25%	25%
Cantareira SP Energia	5,242	5,212	30	-	49%	49%
FOXX URE-BA Ambiental	12,486	12,663	(60)	(117)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	45%	45%
Total	139,412	130,520	9,009	(117)
FOXX URE-BA Ambiental – Fair value (**)	25,018	25,244
Other investments	6,099	6,099
Overall total	170,529	161,863

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2024.

(***) The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

12	Investment Properties

	Parent Company and Consolidated
	December 31, 2023	Depreciation	March 31, 2024

Investment properties	46,678	(12)	46,666

	Parent Company
	December 31, 2022	Depreciation	March 31, 2023

Investment properties	46,726	(12)	46,714

As of March 31, 2024, the market value of these properties was approximately R$ 393,600 (R$ 393,600 as of December 31, 2023).

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Notes to the Quarterly Information

13	Contract asset

	Parent Company
	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	March 31, 2024 (iii)

Total contract asset	7,393,096	1,270,307	1,952	(1,082,990)	7,582,365

	Consolidated
	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	March 31, 2024 (iii)

Total contract asset	7,393,096	1,270,667	1,952	(1,082,990)	7,582,725

As of March 31, 2024 and December 31, 2023, the contract asset had no amounts recognized as leases. Leases were part of construction costs and, since June 2020, additional works had been executed by the Company.

	Parent Company
	December 31, 2022	Additions	Transfers	Transfers of works to intangible assets	March 31, 2023

Total contract asset	8,613,968	1,204,867	280	(1,105,061)	8,714,054

As of March 31, 2023, the contract asset included R$ 175,145, recorded as a lease (R$ 276,893 as of December 31, 2022). Leases were part of construction costs and, since June 2020, additional works had been executed by the Company.

(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 558 million, R$ 110 million, and R$ 43 million, respectively.
(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Cajamar, and Arujá, totaling R$ 403 million, R$ 95 million, and R$ 63 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos, and Francisco Morato, totaling R$ 2,207 million, R$ 320 million, and R$ 260 million, respectively.

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Notes to the Quarterly Information

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset during the construction period. From January to March 2024, the Company capitalized R$ 154,395 (R$ 167,802 from January to March 2023).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of March 31, 2024 and 2023, the margin was 2.3%.

From January to March 2024, the construction margin was R$ 30,046 (R$ 26,519 from January to March 2023).

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From January to March 2024, expropriations totaled R$ 6,750 (R$ 4,015 from January to March 2023).

14	Intangible assets

(a)	Statement of financial position details

	Parent Company
	March 31, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	754,555	(247,159)	507,396	747,925	(241,808)	506,117
Concession agreements – economic value	1,687,440	(1,085,649)	601,791	1,686,384	(1,048,624)	637,760
Program contracts	30,924,633	(9,874,351)	21,050,282	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	1,709,757	(510,973)	1,198,784	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	29,557,680	(9,318,616)	20,239,064	29,161,286	(8,967,701)	20,193,585
Software license of use	1,310,942	(822,184)	488,758	1,300,504	(787,280)	513,224
Right of use – Other assets	291,027	(64,336)	226,691	217,204	(99,144)	118,060
Total	66,236,034	(21,923,268)	44,312,766	65,091,037	(21,225,768)	43,865,269

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Notes to the Quarterly Information

	Consolidated
	March 31, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	754,555	(247,159)	507,396	747,925	(241,808)	506,117
Concession agreements – economic value	1,687,440	(1,085,649)	601,791	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(1,644)	146,356	148,000	(411)	147,589
Program contracts	30,924,633	(9,874,351)	21,050,282	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	1,709,757	(510,973)	1,198,784	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	29,557,680	(9,318,616)	20,239,064	29,161,286	(8,967,701)	20,193,585
Software license of use	1,310,942	(822,184)	488,758	1,300,504	(787,280)	513,224
Right of use – Other assets	291,027	(64,336)	226,691	217,204	(99,144)	118,060
Total	66,384,034	(21,924,912)	44,459,122	65,239,037	(21,226,179)	44,012,858

(b)	Changes

	Parent Company
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2024
Intangible right arising from:
Concession agreements – equity value (*)	506,117	-	6,587	39	(20)	(5,327)	507,396
Concession agreements – economic value	637,760	-	1,089	(4)	-	(37,054)	601,791
Program contracts (*)	20,684,497	181	663,509	(930)	(606)	(296,369)	21,050,282
Program contracts – commitments	1,212,026	-	-	-	-	(13,242)	1,198,784
Service contracts – São Paulo	20,193,585	-	404,279	(3,949)	(132)	(354,719)	20,239,064
Software license of use	513,224	2,911	7,526	1	-	(34,904)	488,758
Right of use – Other assets	118,060	130,667	-	-	(46)	(21,990)	226,691
Total	43,865,269	133,759	1,082,990	(4,843)	(804)	(763,605)	44,312,766

(*) As of March 31, 2024, Concession agreements – equity value, and Program contracts included leases totaling R$ 41,160 and R$ 324,416 (R$ 43,738 and R$ 330,941 as of December 31, 2023), respectively.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Consolidated
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2024
Intangible right arising from:
Concession agreements – equity value (*)	506,117	-	6,587	39	(20)	(5,327)	507,396
Concession agreements – economic value	637,760	-	1,089	(4)	-	(37,054)	601,791
Concession agreements – new contracts	147,589	-	-	-	-	(1,233)	146,356
Program contracts (*)	20,684,497	181	663,509	(930)	(606)	(296,369)	21,050,282
Program contracts – commitments	1,212,026	-	-	-	-	(13,242)	1,198,784
Service contracts – São Paulo	20,193,585	-	404,279	(3,949)	(132)	(354,719)	20,239,064
Software license of use	513,224	2,911	7,526	1	-	(34,904)	488,758
Right of use – Other assets	118,060	130,667	-	-	(46)	(21,990)	226,691
Total	44,012,858	133,759	1,082,990	(4,843)	(804)	(764,838)	44,459,122

	Parent Company
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2023
Intangible right arising from:
Concession agreements - equity value (*)	499,326	-	4,098	(955)	(6)	(4,994)	497,469
Concession agreements – economic value	652,039	-	2,589	331	(85)	(30,249)	624,625
Program contracts (*)	18,337,459	2	569,717	(288)	(2,055)	(252,011)	18,652,824
Program contracts – commitments	1,264,992	-	-	-	-	(13,242)	1,251,750
Service contracts – São Paulo	17,870,451	-	513,453	(1,720)	(1,056)	(299,179)	18,081,949
Software license of use	595,404	-	15,204	-	-	(33,105)	577,503
Right of use – Other assets	75,052	320	-	-	(30)	(17,261)	58,081
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	322	1,105,061	(28,780)	(3,232)	(650,041)	39,744,201

(*) As of March 31, 2023, Concession agreements – equity value, and Program contracts included leases totaling R$ 51,692 and R$ 165,104 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. This contract is in the process of termination due to the interest of the Granting Authority in closing it.

(c)	Intangible right arising from concession agreements

As of March 31, 2024, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 20,986 and R$ 12,139 (R$ 21,969 and R$ 12,047 as of December 31, 2023), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the São Lourenço PPP. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004.

In June 2008, SABESP and Alto Tietê PPP (SPAT Saneamento S/A) executed a service agreement for 15 years, with operations ending in October 2011 after conclusion of the works. The end of the obligations related to this PPP occurred in February 2024.

The amounts recorded in intangible assets are as follows:

	Parent Company and Consolidated
	March 31, 2024	December 31, 2023
Alto Tietê	231,146	235,224
São Lourenço	2,513,527	2,556,002
Total	2,744,673	2,791,226

As of March 31, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	Parent Company and Consolidated
	March 31, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	-	-	-	52,762	-	52,762
São Lourenço	435,671	2,787,032	3,222,703	435,164	2,798,688	3,233,852
Total	435,671	2,787,032	3,222,703	487,926	2,798,688	3,286,614

(e)	Amortization of Intangible Assets

The average amortization rate totaled 5.1% and 5.0% as of March 31, 2024 and 2023, respectively.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(f)	Leases and right of use

	Parent Company and Consolidated	Parent Company
Nature	March 31, 2024	December 31, 2023

Leases - Concession and Program Contract
Cost	582,617	588,600
Accumulated amortization	(217,041)	(213,921)
(=) Net	365,576	374,679

Right of use – Other assets
Vehicles	232,477	205,593
Properties	58,505	11,566
Equipment	45	45
Accumulated amortization	(64,336)	(99,144)
(=) Net	226,691	118,060

Total - Leases and Right of use	592,267	492,739

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	Parent Company and Consolidated	Parent Company
	March 31, 2024	March 31, 2023

Right of use amortization	(25,110)	(23,037)
Financial result – interest expense and inflation adjustment	(31,298)	(18,127)
Expenses of short-term leases with low value	(3,151)	(8,518)
Reduction of profit for the period	(59,559)	(49,682)

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(g)	Performance Agreements

As of March 31, 2024, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 182,365 and R$ 2,209,196 (R$ 183,876 and R$ 2,191,361 as of December 31, 2023), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	Parent Company and Consolidated
	March 31, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	126,959	(45,197)	81,762	2.2%	125,672	(44,726)	80,946	2.2%
Equipment	452,917	(318,950)	133,967	14.1%	443,380	(313,193)	130,187	14.2%
Transportation equipment	14,904	(10,810)	4,094	9.9%	14,625	(10,384)	4,241	9.9%
Furniture and fixtures	41,123	(16,328)	24,795	6.7%	41,049	(15,876)	25,173	6.8%
Other	147,120	(1,654)	145,466	6.5%	140,548	(764)	139,784	6.5%
Total	877,251	(392,939)	484,312	9.6%	859,502	(384,943)	474,559	9.7%

(b)	Changes

	Parent Company and Consolidated
	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2024
Land	94,228	-	-	-	-	94,228
Buildings	80,946	603	692	-	(479)	81,762
Equipment	130,187	9,147	1,740	(109)	(6,998)	133,967
Transportation equipment	4,241	-	-	-	(147)	4,094
Furniture and fixtures	25,173	382	(223)	(5)	(532)	24,795
Other	139,784	5,779	682	-	(779)	145,466
Total	474,559	15,911	2,891	(114)	(8,935)	484,312

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	1,037	(85)	-	(296)	48,624
Equipment	120,865	16,881	87	(243)	(6,235)	131,355
Transportation equipment	2,495	-	2,059	-	(149)	4,405
Furniture and fixtures	23,496	3,027	291	(40)	(391)	26,383
Other	49,887	10,009	-	-	(21)	59,875
Total	338,939	30,954	2,352	(283)	(7,092)	364,870

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

16	Borrowings and financing

	Parent Company and Consolidated
Borrowings and financing outstanding balance	March 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	56,517	-	56,517	45,450	22,385	67,835
18th issue debentures	40,975	-	40,975	46,962	-	46,962
22nd issue debentures	174,245	-	174,245	170,957	170616	341,573
23rd issue debentures	490,841	374,303	865,144	490,810	374,279	865,089
24th issue debentures	-	523,163	523,163	-	512,122	512,122
26th issue debentures	-	1,330,768	1,330,768	-	1,302,042	1,302,042
27th issue debentures	200,000	498,704	698,704	200,000	498,634	698,634
28th issue debentures	127,745	1,070,548	1,198,293	127,715	1,070,457	1,198,172
29th issue debentures	-	1,332,090	1,332,090	-	1,314,136	1,314,136
30th issue debentures	124,988	748,275	873,263	125,000	873,231	998,231
31st issue debentures	-	2,933,677	2,933,677	-	-	-
Brazilian Federal Savings Bank	110,235	1,489,676	1,599,911	108,210	1,508,275	1,616,485
Brazilian Development Bank - BNDES PAC II 9751	7,295	14,519	21,814	7,286	16,316	23,602
Brazilian Development Bank - BNDES PAC II 9752	4,943	9,885	14,828	4,936	11,107	16,043
Brazilian Development Bank - BNDES ONDA LIMPA	27,223	-	27,223	27,219	6,766	33,985
Brazilian Development Bank – BNDES TIETÊ III	200,947	602,767	803,714	200,693	652,175	852,868
Brazilian Development Bank - BNDES 2015	34,189	351,960	386,149	34,146	360,021	394,167
Brazilian Development Bank - BNDES 2014	6,646	8,471	15,117	6,638	10,107	16,745
Inter-American Development Bank – IDB 2202	181,349	1,893,180	2,074,529	181,349	1,983,615	2,164,964
Inter-American Development Bank – IDB INVEST	41,760	794,125	835,885	39,550	814,840	854,390
Inter-American Development Bank – IDB INVEST 2022	14,100	438,305	452,405	14,100	438,241	452,341
Inter-American Development Bank – IDB INVEST 2023	14,100	447,808	461,908	14,100	447,791	461,891
International Finance Corporation - IFC 2022	22,800	714,139	736,939	22,800	713,910	736,710
International Finance Corporation - IFC 2023	-	987,006	987,006	-	986,651	986,651
Leases (Concession Agreements, Program Contracts, and Contract Asset)	106,362	206,075	312,437	49,884	259,326	309,210
Leases (others)	100,102	151,548	251,650	68,499	73,801	142,300
Other	3,006	2,161	5,167	3,003	2,910	5,913
Interest and other charges	379,694	-	379,694	377,398	-	377,398
Total in local currency	2,470,062	16,923,153	19,393,215	2,366,705	14,423,754	16,790,459

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company and Consolidated
Borrowings and financing outstanding balance	March 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 15,417 thousand (US$ 20,556 thousand in December 2023)	51,351	25,676	77,027	49,759	49,759	99,518
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand (US$ 152,187 thousand in December 2023)	-	736,321	736,321	-	712,449	712,449
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 104,405 thousand (US$ 78,197 thousand in December 2023)	30,375	476,883	507,258	29,433	477,554	506,987
JICA 15 – ¥ 6,338,365 thousand (¥ 6,914,580 thousand in December 2023)	38,042	171,188	209,230	39,437	197,180	236,617
JICA 18 – ¥ 5,698,880 thousand (¥ 6,216,960 thousand in December 2023)	34,204	153,803	188,007	35,457	177,168	212,625
JICA 17 – ¥ 3,464,352 thousand (¥ 3,464,352 thousand in December 2023)	9,530	104,054	113,584	9,879	107,880	117,759
JICA 19 – ¥ 23,575,734 thousand (¥ 24,482,493 thousand in December 2023)	59,864	716,868	776,732	62,059	774,200	836,259
Interest and other charges	22,933	-	22,933	23,677	-	23,677
Total in foreign currency	246,299	2,384,793	2,631,092	249,701	2,496,190	2,745,891

Total borrowings and financing	2,716,361	19,307,946	22,024,307	2,616,406	16,919,944	19,536,350

Exchange rates as of March 31, 2024: US$ 4.9962; ¥ 0.03301 (as of December 31, 2023: US$ 4.8413; ¥ 0.03422).

As of March 31, 2024, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
31st issue debentures	Own funds	2034	CDI +0.49 (series 1) and CDI+1.10% (series 2) and CDI+1.31% (series 3)
Brazilian Federal Savings Bank	Own funds	2024/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2042	9.74% to 15.24%
Other	Own funds	2025	3% (FEHIDRO); TJLP + 1.5% (FINEP)

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 15,417 thousand	Government	2025	SOFR +5.13%	US$
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand	Government	2044	SOFR + 6.55055%	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 104,405 thousand	Government	2034	SOFR + 6.06% and 7.16%	US$
JICA 15 – ¥ 6,338,365 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 5,698,880 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,464,352 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 23,575,734 thousand	Government	2037	1.7% and 0.01%	Yen

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(i)       Payment schedule – accounting balances as of March 31, 2024

	Parent Company and Consolidated
	2024	2025	2026	2027	2028	2029	2030 to 2044	TOTAL
LOCAL CURRENCY
Debentures	905,061	1,328,730	1,217,890	1,387,314	665,375	1,304,027	3,218,442	10,026,839
Brazilian Federal Savings Bank	82,048	115,356	122,556	130,195	138,177	143,481	868,098	1,599,911
BNDES	210,955	260,803	250,860	238,124	84,351	34,189	189,563	1,268,845
IDBs - National	139,754	260,899	330,209	315,069	420,959	385,919	1,971,918	3,824,727
IFCs	22,800	44,200	61,800	80,800	123,600	181,600	1,209,145	1,723,945
Leases (Concession Agreements, Program Contracts, Contract Asset, and others)	151,818	133,170	64,062	22,899	58,917	19,012	114,209	564,087
Other	2,254	2,771	142	-	-	-	-	5,167
Interest and other charges	304,965	74,729	-	-	-	-	-	379,694
TOTAL IN LOCAL CURRENCY	1,819,655	2,220,658	2,047,519	2,174,401	1,491,379	2,068,228	7,571,375	19,393,215
FOREIGN CURRENCY
IDB	25,676	71,361	40,019	40,019	40,019	40,019	556,235	813,348
IBRD	15,188	30,375	30,375	30,375	30,375	41,525	329,045	507,258
JICA	75,585	141,639	141,639	141,639	141,639	141,526	503,886	1,287,553
Interest and other charges	19,741	3,192	-	-	-	-	-	22,933
TOTAL IN FOREIGN CURRENCY	136,190	246,567	212,033	212,033	212,033	223,070	1,389,166	2,631,092
Total	1,955,845	2,467,225	2,259,552	2,386,434	1,703,412	2,291,298	8,960,541	22,024,307

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(II)       Changes

	Parent Company and Consolidated
	December 31, 2023	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2024

LOCAL CURRENCY
Debentures	7,534,818	-	2,940,478	(7,319)	51,281	10,953	(166,538)	(316,082)	151,082	36,657	2,731	10,238,061
Brazilian Federal Savings Bank	1,621,014	-	7,857	-	1,653	412	(31,269)	(26,495)	25,167	6,056	-	1,604,395
BNDES	1,341,472	-	-	-	1,096	553	(24,734)	(70,274)	16,743	8,191	59	1,273,106
IDB 2202	2,252,742	-	-	-	-	-	(132,871)	(90,674)	34,753	27,317	239	2,091,506
IDB INVEST 2020	900,367	-	-	-	-	-	(61,148)	(18,670)	-	28,095	165	848,809
IFC 2022	757,297	-	-	-	-	-	-	-	8,217	15,647	229	781,390
IFC 2023	1,006,642	-	-	-	-	-	-	-	10,690	20,362	355	1,038,049
IDB INVEST 2022	454,543	-	-	-	-	-	-	-	14,842	-	64	469,449
IDB INVEST 2023	464,131	-	-	-	-	-	-	-	15,038	-	17	479,186
Leases (Concession Agreements, Program Contracts, and Contract Asset)	309,210	-	-	-	-	-	(27,329)	-	30,556	-	-	312,437
Leases (others)	142,300	130,666	-	-	-	-		(30,193)	8,877	-	-	251,650
Other	5,923	-	-	-	6	-	(92)	(751)	90	1	-	5,177
TOTAL IN LOCAL CURRENCY	16,790,459	130,666	2,948,335	(7,319)	54,036	11,918	(443,981)	(553,139)	316,055	142,326	3,859	19,393,215

FOREIGN CURRENCY
IDBs	819,455	-	-	-	26,441	-	(2,457)	(25,359)	13,639	-	298	832,017
IBRD	515,015	-	-	(1,321)	16,589	-	(16,507)	(15,133)	10,076	3	139	508,861
JICA	1,411,421	-	-	-	(49,365)	-	(10,651)	(66,395)	5,005	148	51	1,290,214

TOTAL IN FOREIGN CURRENCY	2,745,891	-	-	(1,321)	(6,335)	-	(29,615)	(106,887)	28,720	151	488	2,631,092
Total	19,536,350	130,666	2,948,335	(8,640)	47,701	11,918	(473,596)	(660,026)	344,775	142,477	4,347	22,024,307

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(516)	60,883	5,463	(206,330)	(363,123)	162,197	46,336	2,859	7,874,135
Brazilian Federal Savings Bank	1,526,185	-	50,852	-	6,250	1,718	(29,853)	(27,891)	23,539	6,393	-	1,557,193
BNDES	1,380,993	-	-	-	3,354	984	(25,753)	(61,940)	19,891	5,670	65	1,323,264
IDB 2202	2,450,550	-	-	-	-	-	(165,514)	(90,674)	26,253	58,942	239	2,279,796
IDB INVEST	943,619	-	-	-	-	-	(71,521)	(18,670)	22,661	12,244	166	888,499
IFC	774,525	-	-	-	-	-	-	-	-	29,484	228	804,237
IDB INVEST 2022	469,327	-	-	-	-	-	-	-	18,405	-	64	487,796
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(13,603)	(10,873)	13,603	-	-	346,971
Leases (others)	101,374	320	-	-	-	-	(4,523)	(20,389)	9,047	-	-	85,829
Other	12,130	-	3,629	-	22	-	(161)	(1,581)	160	2	-	14,201
TOTAL IN LOCAL CURRENCY	16,182,913	320	54,481	(516)	70,509	8,165	(517,258)	(595,141)	295,756	159,071	3,621	15,661,921

FOREIGN CURRENCY
IDBs	532,693	-	50,342	-	(15,365)	-	(2,474)	(26,343)	5,062	-	237	544,152
IBRD	399,762	-	18,892	(1,588)	(10,585)	-	(10,061)	(16,014)	8,691	56	106	389,259
JICA	1,803,109	-	-	-	(56,819)	-	(14,057)	(78,741)	6,635	289	51	1,660,467
IDB 1983AB	40,194	-	-	-	(1,056)	-	-	-	661	221	104	40,124
TOTAL IN FOREIGN CURRENCY	2,775,758	-	69,234	(1,588)	(83,825)	-	(26,592)	(121,098)	21,049	566	498	2,634,002
Total	18,958,671	320	123,715	(2,104)	(13,316)	8,165	(543,850)	(716,239)	316,805	159,637	4,119	18,295,923

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(a)	Main events in the three-month period ended March 31, 2024

Debentures

As of March 05, 2024, the Company raised R$ 2,940.5 billion from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

•	The covenants agreed upon for the 31st issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures.- Disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(c)	Covenants

The table below shows the most restrictive covenants ratios as of March 31, 2024.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of March 31, 2024, and December 31, 2023, the Company met the requirements set forth by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit limited

Parent Company and Consolidated
Agent	March 31, 2024
(in millions of reais (*))
Brazilian Federal Savings Bank	926
Brazilian Development Bank (BNDES)	30
Inter-American Development Bank (IDB)	739
International Bank for Reconstruction and Development (IBRD)	1,032
Other	7
TOTAL	2,734

(*) Brazilian Central Bank’s exchange rate as of March 31, 2024 (US$ 1.00 = R$ 4.9962; ¥ 1.00 = R$ 0.03301).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	Parent Company
	March 31, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	272,364	462,642
Withheld income tax (IRRF) on financial investments	53,572	29,953
Other federal taxes	2,222	2,050
Total	328,158	494,645

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Consolidated
	March 31, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	272,364	462,642
Withheld income tax (IRRF) on financial investments	53,587	29,955
Other federal taxes	2,222	2,050
Total	328,173	494,647

(b)	Current liabilities

	Parent Company
	March 31, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	388,734	205,587
Cofins and Pasep	136,927	141,576
INSS (social security contribution)	42,136	44,556
IRRF (withholding income tax)	5,512	64,770
Other	44,614	54,979
Total	617,923	511,468

	Consolidated
	March 31, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	389,712	205,964
Cofins and Pasep	137,048	141,703
INSS (social security contribution)	42,136	44,556
IRRF (withholding income tax)	5,512	64,770
Other	44,620	54,979
Total	619,028	511,972

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

18	Deferred taxes and contributions

(a)	Statement of financial position details

	Parent Company and Consolidated
	March 31, 2024	December 31, 2023
Deferred income tax assets
Provisions	678,996	666,131
Pension plan obligations - G1	132,543	135,231
Donations of underlying assets on concession agreements	44,594	45,140
Allowance for doubtful accounts	190,726	182,519
Other	376,281	382,767
Total deferred tax asset	1,423,140	1,411,788

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(325,461)	(329,060)
Capitalization of borrowing costs	(466,374)	(465,510)
Profit on supply to government entities	(347,379)	(348,514)
Actuarial gain – G1 Plan	(121,425)	(121,425)
Construction margin	(39,893)	(40,579)
Borrowing costs	(7,323)	(8,624)
Total deferred tax liabilities	(1,307,855)	(1,313,712)

Deferred tax asset, net	115,285	98,076

(b)	Changes

	Parent Company and Consolidated
Deferred income tax assets	December 31, 2023	Net change	March 31, 2024
Provisions	666,131	12,865	678,996
Pension plan obligations - G1	135,231	(2,688)	132,543
Donations of underlying assets on concession agreements	45,140	(546)	44,594
Allowance for doubtful accounts	182,519	8,207	190,726
Other	382,767	(6,486)	376,281
Total	1,411,788	11,352	1,423,140

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(329,060)	3,599	(325,461)
Capitalization of borrowing costs	(465,510)	(864)	(466,374)
Profit on supply to government entities	(348,514)	1,135	(347,379)
Actuarial gain – G1	(121,425)	-	(121,425)
Construction margin	(40,579)	686	(39,893)
Borrowing costs	(8,624)	1,301	(7,323)
Total	(1,313,712)	5,857	(1,307,855)

Deferred tax asset, net	98,076	17,209	115,285

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
Deferred income tax assets	December 31, 2022	Net change	March 31, 2023
Provisions	560,404	12,715	573,119
Pension plan obligations - G1	141,606	(4,774)	136,832
Donations of underlying assets on concession agreements	46,088	(288)	45,800
Allowance for doubtful accounts	199,363	(6,693)	192,670
Other	171,798	(2,221)	169,577
Total	1,119,259	(1,261)	1,117,998

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	3,498	(350,319)
Capitalization of borrowing costs	(457,669)	(7,785)	(465,454)
Profit on supply to government entities	(346,650)	1,390	(345,260)
Actuarial gain – G1	(93,561)	-	(93,561)
Construction margin	(43,323)	686	(42,637)
Borrowing costs	(13,517)	1,227	(12,290)
Total	(1,308,537)	(984)	(1,309,521)

Deferred tax liability, net	(189,278)	(2,245)	(191,523)

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2023

Profit before income taxes	1,322,882	1,132,945	1,323,860
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(449,780)	(385,201)	(450,112)
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(6,555)	(10,772)	(6,555)
Donations	(1,093)	(1,065)	(1,093)
Agreement with AAPS	(55,212)	-	(55,212)
Other differences	13,053	11,305	12,407

Income tax and social contribution	(499,587)	(385,733)	(500,565)

Current income tax and social contribution	(516,796)	(383,488)	(517,774)
Deferred income tax and social contribution	17,209	(2,245)	17,209
Effective rate	38%	34%	38%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16 to the Annual Financial Statements as of December 31, 2023. The terms and payment amounts are defined based on the outcome of these lawsuits.

	Parent Company and Consolidated
	March 31, 2024			December 31, 2023
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	169,058	(6,003)	163,055	175,255	(6,060)	169,195
Supplier claims (ii)	338,580	(93,833)	244,747	334,273	(90,973)	243,300
Other civil claims (iii)	140,447	(1,301)	139,146	128,036	(1,229)	126,807
Tax claims (iv)	114,215	(18,577)	95,638	101,770	(18,223)	83,547
Labor claims (v)	723,968	(14,077)	709,891	727,133	(16,235)	710,898
Environmental claims (vi)	510,781	(57)	510,724	492,740	(55)	492,685
Total	1,997,049	(133,848)	1,863,201	1,959,207	(132,775)	1,826,432

Current	1,085,976	-	1,085,976	1,064,367	-	1,064,367
Noncurrent	911,073	(133,848)	777,225	894,840	(132,775)	762,065

(II)	Changes

	Parent Company and Consolidated
	December 31, 2023	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2024
Customer claims (i)	175,255	965	5,043	(12,189)	(16)	169,058
Supplier claims (ii)	334,273	2,027	8,957	(2,741)	(3,936)	338,580
Other civil claims (iii)	128,036	23,512	5,480	(15,564)	(1,017)	140,447
Tax claims (iv)	101,770	11,967	4,805	(101)	(4,226)	114,215
Labor claims (v)	727,133	18,517	13,098	(16,498)	(18,282)	723,968
Environmental claims (vi)	492,740	10,667	21,650	-	(14,276)	510,781
Subtotal	1,959,207	67,655	59,033	(47,093)	(41,753)	1,997,049
Escrow deposits	(132,775)	(1,899)	(2,580)	1,816	1,590	(133,848)
Total	1,826,432	65,756	56,453	(45,277)	(40,163)	1,863,201

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2023
Customer claims (i)	151,023	1,918	3,790	(21,540)	(1,158)	134,033
Supplier claims (ii)	257,080	1,992	5,552	(1,042)	-	263,582
Other civil claims (iii)	99,462	5,701	7,154	(3,478)	(3,793)	105,046
Tax claims (iv)	79,532	11,039	1,658	(7)	(455)	91,767
Labor claims (v)	654,277	9,894	13,486	(5,799)	(14,450)	657,408
Environmental claims (vi)	406,872	22,400	18,655	-	(14,117)	433,810
Subtotal	1,648,246	52,944	50,295	(31,866)	(33,973)	1,685,646
Escrow deposits	(37,462)	(271)	(696)	533	1,461	(36,435)
Total	1,610,784	52,673	49,599	(31,333)	(32,512)	1,649,211

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	Parent Company and Consolidated
	March 31, 2024	December 31, 2023
Customer claims (i)	161,784	158,584
Supplier claims (ii)	1,005,785	968,752
Other civil claims (iii)	644,852	695,097
Tax claims (iv)	1,156,487	1,067,350
Labor claims (v)	3,332,929	3,093,735
Environmental claims (vi)	4,316,366	4,158,504
Total	10,618,203	10,142,022

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

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Notes to the Quarterly Information

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)                  Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)                    Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)                  Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 24, 2023, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of March 31, 2024, R$ 199.7 million was available for use.

20	Labor liabilities and pension plan obligations

	Parent Company and Consolidated
	March 31, 2024	December 31, 2023
Salaries and payroll charges	37,337	69,885
Provision for vacation	245,218	256,415
Provision for Christmas bonus	21,325	-
Healthcare plan (i)	117,551	86,147
Provision for profit sharing (ii)	122,353	97,514
Incentivized Dismissal Program - IDP (iii)	192,626	290,202
Consent Decree (TAC)	5,161	6,093
Knowledge Retention Program (KRP)	1,016	1,184
Total	742,587	807,440

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(i) Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the first quarter of 2024, the Company contributed 8.7%, on average, of gross payroll, totaling R$ 66,605 (9.8% in the first quarter of 2023, totaling R$ 75,505).

The agreement entered into between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners) regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts referring to deficits in the health plans of retirees, former employees, pensioners, and dependents, and for ensuring that each individual reimbursed the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligations related to the agreement, considering the entire population migrated or those in negotiations for migration, with a total impact of R$ 162,388 on the period’s result, under the general expenses line. Of this amount, R$ 10,237 was paid by March 31, 2024, of which R$ 31,206 was recorded under current liabilities and R$ 120,945 under noncurrent liabilities in “Other Obligations”.

(ii)                   Provision for profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)                 Incentivized Dismissal Program - IDP

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs (further details in Note 21 to the Annual Financial Statements as of December, 31, 2023).

As of March 31, 2024, R$ 250,054 was recorded due to the provision for compensation incentives for employees who joined the program, of which R$ 192,626 in current liabilities and R$ 57,428 in noncurrent liabilities under “Labor Obligations”.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations- Liabilities

	Parent Company and Consolidated
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2023	(44,249)	(2,098,622)	(2,142,871)
(Expenses) recognized in 2024	(1,560)	(47,319)	(48,879)
Payments made in 2024	10,096	50,424	60,520
Pension plan obligations as of March 31, 2024	(35,713)	(2,095,517)	(2,131,230)

ITR - Quarterly Information Form - 03/31/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Parent Company
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	4,384	(56,305)	(51,921)
Payments made in 2023	10,124	48,200	58,324
Pension plan obligations as of March 31, 2023	(133,608)	(2,010,180)	(2,143,788)

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	Parent Company and Consolidated	Parent Company
	March 31, 2024	March 31, 2023

G1 Plan (i)	1,560	(4,384)
G0 Plan (ii)	47,319	56,305
Sabesprev Mais Plan (iii)	6,750	6,603
VIVEST Plan (iv)	189	84
Subtotal	55,818	58,608
Capitalized	(1,150)	(764)
Reimbursement of additional retirement and pension benefits paid (G0)	(28,040)	(24,622)
Other	1,508	1,441

Pension plan obligations (Note 27)	28,136	34,663

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Notes to the Quarterly Information

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The parent company’s balances as of March 31, 2024, and December 31, 2023, were R$ 836,294 and R$ 749,226, respectively. The consolidated balances as of March 31, 2024, and December 31, 2023, were R$ 838,703 and R$ 750,732, respectively.

23	Equity

(a)	Share capital

As of March 31, 2024, and December 31, 2023, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2024		December 31, 2023
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	266,922,203	39.0	257,339,417	37.6
Abroad (2)	73,081,002	10.7	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of March 31, 2024, the common shares traded in Brazil were held by 49,847 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 25, 2024, approved the distribution of dividends as interest on capital totaling R$ 836,839, corresponding to a minimum mandatory dividends and R$ 147,689 as minimum supplementary dividends, totaling R$ 984,528, to be paid on June 24, 2024.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

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Notes to the Quarterly Information

	Parent Company and Consolidated	Parent Company
	January to March 2024	January to March 2023

Profit attributable to the Company’s owners	823,295	747,212
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.20451	1.09320

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	Parent Company
	January to March 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,652,574	1,336,418	6,988,992
Gross sales deductions	(437,279)	-	(437,279)
Net operating revenue	5,215,295	1,336,418	6,551,713
Costs, selling, general, and administrative expenses	(3,602,590)	(1,306,372)	(4,908,962)
Income from operations before other operating expenses, net and equity accounting	1,612,705	30,046	1,642,751
Other operating income (expenses), net			7,086
Equity results of investments			8,837
Financial result, net			(335,792)
Income from operations before taxes			1,322,882
Depreciation and amortization	(772,552)	-	(772,552)

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Notes to the Quarterly Information

	Parent Company
	January to March 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,909,274	1,179,534	6,088,808
Gross sales deductions	(390,439)	-	(390,439)
Net operating revenue	4,518,835	1,179,534	5,698,369
Costs, selling, general, and administrative expenses	(3,173,849)	(1,153,015)	(4,326,864)
Income from operations before other operating expenses, net and equity accounting	1,344,986	26,519	1,371,505
Other operating income (expenses), net			14,634
Equity results of investments			6,334
Financial result, net			(259,528)
Income from operations before taxes			1,132,945
Depreciation and amortization	(657,145)	-	(657,145)

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Notes to the Quarterly Information

	Consolidated
	January to March 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,661,099	1,336,778	6,997,877
Gross sales deductions	(437,631)	-	(437,631)
Net operating revenue	5,223,468	1,336,778	6,560,246
Costs, selling, general, and administrative expenses	(3,607,447)	(1,306,723)	(4,914,170)
Income from operations before other operating expenses, net and equity accounting	1,616,021	30,055	1,646,076
Other operating income (expenses), net			7,086
Equity results of investments			8,893
Financial result, net			(338,195)
Income from operations before taxes			1,323,860
Depreciation and amortization	(773,785)	-	(773,785)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information.

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Notes to the Quarterly Information

26	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2024

Revenue from sanitation services (i)	5,652,574	4,909,274	5,661,099
Construction revenue	1,336,418	1,179,534	1,336,778
Sales tax	(410,462)	(370,298)	(410,786)
Regulation, Control and Oversight Fee (TRCF)	(26,817)	(20,141)	(26,845)
Net revenue	6,551,713	5,698,369	6,560,246

(i) Includes R$ 28,406 from the TRCF charged from customers from January to March 2024 (R$ 24,019 from January to March 2023), referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2024
Operating costs
Salaries, payroll charges, and benefits	(505,486)	(583,855)	(505,690)
Pension plan obligations	(5,810)	(1,656)	(5,810)
Construction costs (Note 25)	(1,306,372)	(1,153,015)	(1,306,723)
General supplies	(113,013)	(85,831)	(113,440)
Treatment supplies	(141,302)	(164,899)	(141,370)
Outsourced services	(503,428)	(435,484)	(504,745)
Electricity	(393,222)	(395,026)	(393,822)
General expenses	(283,516)	(227,169)	(283,516)
Depreciation and amortization	(719,078)	(606,788)	(720,311)
	(3,971,227)	(3,653,723)	(3,975,427)

Selling expenses
Salaries, payroll charges, and benefits	(62,062)	(70,517)	(62,115)
Pension plan obligations	(840)	(185)	(840)
General supplies	(1,813)	(1,067)	(1,859)
Outsourced services	(100,969)	(109,177)	(101,066)
Electricity	(210)	(191)	(210)
General expenses	(26,580)	(27,626)	(26,628)
Depreciation and amortization	(17,369)	(16,894)	(17,369)
	(209,843)	(225,657)	(210,087)

Bad debt expense, net of recoveries (Note 9 (c))	(190,518)	(162,805)	(190,518)

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Notes to the Quarterly Information

Administrative expenses
Salaries, payroll charges, and benefits	(112,279)	(55,142)	(112,499)
Pension plan obligations	(21,486)	(32,822)	(21,486)
General supplies	24,560	(601)	24,510
Outsourced services	(76,602)	(80,267)	(77,011)
Electricity	(372)	(583)	(372)
General expenses	(294,740)	(60,011)	(294,810)
Depreciation and amortization	(36,105)	(33,463)	(36,105)
Tax expenses	(20,350)	(21,790)	(20,365)
	(537,374)	(284,679)	(538,138)

Operating costs and expenses
Salaries, payroll charges, and benefits	(679,827)	(709,514)	(680,304)
Pension plan obligations (Note 21 (v))	(28,136)	(34,663)	(28,136)
Construction costs (Note 25)	(1,306,372)	(1,153,015)	(1,306,723)
General supplies	(90,266)	(87,499)	(90,789)
Treatment supplies	(141,302)	(164,899)	(141,370)
Outsourced services	(680,999)	(624,928)	(682,822)
Electricity	(393,804)	(395,800)	(394,404)
General expenses	(604,836)	(314,806)	(604,954)
Depreciation and amortization	(772,552)	(657,145)	(773,785)
Tax expenses	(20,350)	(21,790)	(20,365)
Bad debt expense, net of recoveries (Note 9 (c))	(190,518)	(162,805)	(190,518)
	(4,908,962)	(4,326,864)	(4,914,170)

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Notes to the Quarterly Information

28	Financial income (expenses)

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2024
Financial expenses
Interest and charges on borrowings and financing – local currency	(276,622)	(273,106)	(276,622)
Interest and charges on borrowings and financing – foreign currency	(28,720)	(21,049)	(28,720)
Other financial expenses	(175,155)	(101,732)	(175,160)
Inflation adjustment on borrowings and financing	(54,035)	(70,509)	(54,036)
Other inflation adjustments	(13,265)	(50,463)	(13,265)
Interest and inflation adjustment on provisions	(44,300)	(45,612)	(44,300)
Total financial expenses	(592,097)	(562,471)	(592,103)

Financial revenue
Inflation adjustment gains	55,881	60,314	55,881
Income on financial investments	112,772	103,217	110,375
Interest income	92,932	66,560	92,932
Cofins and Pasep	(11,615)	(10,788)	(11,615)
Other	2	17	2
Total financial income	249,972	219,320	247,575

Financial income (expenses), net of exchange rate changes	(342,125)	(343,151)	(344,528)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	6,335	83,825	6,335
Exchange rate changes on assets	1	(201)	1
Other exchange rate changes	(3)	(1)	(3)
Exchange rate changes, net	6,333	83,623	6,333

Financial income (expenses)	(335,792)	(259,528)	(338,195)

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Notes to the Quarterly Information

29	Other operating income (expenses), net

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2024

Other operating income, net	10,291	20,352	10,291
Other operating expenses	(3,205)	(5,718)	(3,205)

Other operating income (expenses), net	7,086	14,634	7,086

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2024 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,854,851	2,319,376	1,377,556	4,349,060	9,900,843
Contractual obligations - Investments	4,174,937	2,719,760	1,136,509	82,392	8,113,598
Total	6,029,788	5,039,136	2,514,065	4,431,452	18,014,441

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Notes to the Quarterly Information

31	Supplemental cash flow information

	Parent Company		Consolidated
	January to March 2024	January to March 2023	January to March 2024

Total additions to contract assets (Note 13)	1,270,307	1,204,867	1,270,667
Total additions to intangible assets (Note 14 (b))	133,759	322	133,759

Items not affecting cash (see breakdown below)	(833,007)	(634,857)	(833,016)

Total additions to intangible and contract assets according to the statement of cash flows	571,059	570,332	571,410

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	154,395	167,802	154,395
Contractors payable	453,671	240,833	453,671
Performance agreements	64,229	199,383	64,229
Right of use	130,666	320	130,666
Construction margin (Note 25)	30,046	26,519	30,055
Total	833,007	634,857	833,016

32	Events after the reporting period

•	Tariff adjustment

As of April 08, 2024, the São Paulo State Utility Services Regulatory Agency (ARSESP) disclosed Resolution 1,514/2024, authorizing the Company to apply the tariff adjustment of 6.4469%, regarding the tariffs in effect.

•	Methodology and criteria for asset reversal

As of April 15, 2024, ARSESP disclosed Resolution 1,515/2024, which included the methodology and criteria for reversal and possible indemnification of assets at the end of the concessions of the Basic Sanitation sector.

•	Privatization process

As of April 17, 2024, the Board of the State Privatization Program (CDPED), together with the Management Council of the State Public-Private Partnership (CGPPP) approved the final model for the partial divestment of movable assets directly and indirectly held by the State, with authorization to proceed with the divestment through a Public Offering for Distribution of Shares on the stock exchange, according to Article 1 of Decree 67,759/2023, including:

(a) Schedule of the privatization process;

(b) Structure of the offering with the participation of strategic investors and criteria for judging the winner of the secondary public offering;

(c) Changes to the Company’s Bylaws;

(d) Execution of the Investment Agreement, Lock-up, and other agreements with strategic investors;

(e) Guarantee of stability to employees under Law 17,853/2023, for 18 months from the effective completion date of the privatization process;

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Notes to the Quarterly Information

(f) Recommendation of the offering of common shares held by the São Paulo State Government to Company employees;

(g) Submission of the following documents to the representatives of URAE - 1 Southwest’s Decision-Making Board for the 1st Board meeting:

• Draft of the concession agreement and exhibits

• Draft of the charter of URAE-1’s Decision-Making Board

• Draft of the Regional Basic Sanitation Plan

The definition of the minimum price and the percentage of the State’s equity interest to be divested, as well as the details of the Investment Agreement, Lock-up, and other conditions will be subject to a resolution at a future Board meeting.

•	Financial derivative agreements

As of April 17, 2024, the Company executed derivative financial agreements with selected financial institutions to reduce the exposure of the balance in foreign currency of existing debts, totaling US$ 534 million, against fluctuations in the foreign exchange market and mitigate the impacts of these fluctuations on the Company’s economic and financial results. The agreements are valid from April 2024 to December 2024.

•	Annual and Extraordinary Shareholders’ Meeting

The General Annual Shareholders’ Meeting was held on April 25, 2024.

•	Privatization process

The São Paulo Municipal Chamber approved, and the Mayor sanctioned Municipal Law 18.107 of May 02, 2024, authorizing the Municipal Executive Power to execute contracts through a regionalized arrangement aimed at providing water supply and sanitation services in the Municipality of São Paulo.

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Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form and quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 03/31/2024
Shareholder	Number of Common Shares (Units)%		Total Number of Shares (Units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	5,100	0.0%	5,100	0.0%
Executive Board	1,300	0.0%	1,300	0.0%

Fiscal Council	110	0.0%	110	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,513,180	50.3%	343,513,180	50.3%

Outstanding Shares	339,996,689	49.7%	339,996,689	49.7%

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CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 03/31/2023
Shareholder	Number of Common Shares (Units)%		Total Number of Shares (Units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0.0%	100	0.0%
Executive Board	1,300	0.0%	1,300	0.0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,508,070	50.3%	343,508,070	50.3%

Outstanding Shares	340,001,799	49.7%	340,001,799	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 03/31/2023 (Number of shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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Reports and Statements / Unqualified Report on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the

Shareholders and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Quarterly Information, for the quarter ended March 31, 2024, which comprise the individual and consolidated statements of financial position as at March 31, 2024, and the respective individual and consolidated statements of income, comprehensive income, the statements of changes in equity and cash flows for the three-month period then ended, as well as the corresponding notes.

The Company’s Management is responsible for the preparation of this individual and consolidated interim financial information, in accordance with NBC TG 21 (R4) and International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for its presentation in accordance with standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information. Our responsibility is to express a conclusion on this individual and consolidated interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards, and has not provided us assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to Quarterly Information (ITR), and presented in accordance with the standards issued by CVM.

Other matters

Review of corresponding amounts

The individual and consolidated interim financial information for the quarter ended March 31, 2023, presented for comparison purposes, was reviewed by other independent auditors, whose report thereon dated May 11, 2023, was unmodified.

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Individual and Consolidated Interim statements of value added (DVA) – supplementary information

We also reviewed the individual and consolidated interim statements of value added for the three-month period ended March 31, 2024, prepared under the responsibility of the Company’s Management, whose disclosure in the interim financial information is required in accordance with the standards issued by CVM and considered as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed with the review of the quarterly information, with the purpose of concluding whether they are reconciled with the individual and consolidated interim financial information and accounting records, as applicable, and if its form and contents meet the criteria defined in Technical Pronouncement CPC 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these individual and consolidated interim statements of value added were not prepared, in all material respects, in accordance with the criteria established in this technical pronouncement and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying financial information have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 9, 2024.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Dário Vieira de Lima

Accountant CRC 1 SP 238754/O-6

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended March 31, 2024. São Paulo, May 09, 2024.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

André Gustavo Salcedo Teixeira Mendes Chief Executive Officer

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante Engineering and Innovation Officer

Roberval Tavares de Souza

Operation and Maintenance Officer

Bruno Magalhães D’Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo Customers Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended March 31, 2024.

São Paulo, May 09, 2024.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante Engineering and Innovation Officer

Roberval Tavares de Souza

Operation and Maintenance Officer

Bruno Magalhães D’Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo Customers Officer

Page 101 of 101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 7, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.